02034282

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bank Vozrozhdeniye

*CURRENT ADDRESS

PROCESSED
MAY 29 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4257 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw
*DATE* : 5/23/02



# VOZROZHDENIYE BANK

Annual Report **2001**



# VOZROZHDENIYE BANK

Annual Report 2001


3 Address of the President

7 Planning the Future

8 Soundness and Reliability

11 2001 Year in Review

33 Financial Survey and Management Analysis

45 Information For Shareholders, Investors and Customers



# Dear Shareholders, Dear Colleagues,

Reviewing last year's results is like preparing the construction site for a new building. This is not only a look at what has already been done, but also a vision of the future. So, presenting a summary of our operation in 2001, we point out the main landmarks in the Bank's development. In the prior year, the most significant among achievements were successful corporate banking, further strengthening of our relationships with domestic and foreign partners, the optimisation of branching in all target regions, and impressive progress in retail banking.

For example, at the year-end, the Bank topped 200,000 mark in issuing bank cards totalling 100,000 cards increase d in 2001, thus exceeding the overall card issue within two previous years since we got intensively involved in the card business and active co-operation with the international card systems. We were dynamic about building up our merchant and acquiring set-up, the ATM network and other components of the card infrastructure. Also, we saw a large increase in the number of customers using our electronic settlement systems. These sophisticated and innovative hi-tech banking products are of particular importance: the advancement in this sphere clearly reflects the level of the Bank's financial, technological and professional advance. Activities in this field show our readiness to meet and anticipate all demands and needs of our customers. Fostering electronic payments and settlements, Vozrozhdeniye also serves public interests and government requirements because the introduction of such products enhances transparency of both financial reporting and the flows of funds, and thus facilitates taxation.

Vozrozhdeniye has continued to move towards strengthening its traditional areas of business which increasingly depend on the state-of-the-art technologies and include advanced financial solutions. We have offered a variety of innovative lending options – and corporate finance, traditionally, is the core of the Bank's activities. As usual, our greatest concern has been providing financial support for the productive sector of the Russian economy as a whole and for domestic manufacturers in particular. In this field, we are heavily involved into extending loans to the agro-industrial sector, as well as into the participation in a variety of government-supported programmes, particularly those that involve preferential lending schemes. Like in previous years, good earnings have come from lendings to the industrial, construction and transport sectors.

Parallel to our traditional participation in federal and regional projects, Vozrozhdeniye has modelled—and is currently implementing—its own programmes of the great social and economic importance. The Bank, for example, offers deposit programme Solidarnost (Solidarity) which gives benefits both for the client company and its employees, and another programme Perspectiva (Perspective) aimed at facilitating the employer's development and reducing staff turnover. As before, we have been providing financial support to regional and municipal administrations in their economic development projects.

We have put considerable emphasis on retail banking. In 2001, personal account balances doubled thus clearly confirming the growing customer confidence in the Bank as well as of successful promoting of our products on the retail banking market. This significant inflow of funds has created new opportunities in corporate lending. Our depositors can be proud that their savings with V.Bank does make a contribution to the economic growth of the whole nation. Our retail business continues to evolve broadening product range for private customers. The widely increasing wide circulation of 'plastic money' issued by the Bank is a clear example of this process.

Last year we also witnessed expansion of our international operations, including trade finance, contacts with international banks and credit institutions from Eastern Europe, correspondent relations, and services to foreign companies operating in Russia.

We have put much effort into reaching the Bank's development goals. These embraced improving our business, optimising and rationalising our branch network and enhancing the quality of human resources management. Guided by our auditors' recommendations, we focused on improving asset and liability management and optimising the quality of the loan portfolio. Though this rigorous approach to the loan portfolio restructuring and the need to create additional provisions led to a certain decrease in final financial results, in the longer term, however, these steps have provided the more stable starting positions for edging recurring objectives and attaining strategic goals.

Our Bank is always open for co-operation. We sincerely hope that further fruitful work with our partners will continue and that the development of our business, banking products, and reliable and customer-friendly delivery means will foster new clients to make a beeline for Vozrozhdeniye.

I am grateful to our shareholders for their contribution to the Bank's success. I would like to thank our clients for their collaborative attitude and spirit. I think we have good reasons to believe in future strengthening and reaching new levels of co-operation. And, at last, but not at least, I would like to express gratitude to my colleagues, to our staff, for their professional and truly creative work.

I wish you success and prosperity. I hope that our joint efforts will contribute to the growth of Russia's economy and well-being of our citizens.

**Dmitry Orlov**


accuracy and integrity
Vozrozhdeniye Bank
Exact and thorough fulfilment of obligations, integrity and highest ethical standards are core principles of our activities



# PLANNING THE FUTURE

The development priorities of Vozhrozhdeniye Bank are based on the thorough analysis of trends in Russia's economy and banking system, on the careful strategic planning and policies, and on the detailed study of the existing opportunities and risks.

Now, when we have seen certain positive economic changes in Russia, our primary task is to maintain the reputation of a stable and reliable company with country-wide presence. We consider increasing shareholders' equity to be a key driver of increasing financial stability and growth of the business.

The Bank's strategic goals and priorities are oriented toward the further development of the customer-friendly techniques, approach, creation of advanced banking services and product delivery. The core policy of V.Bank is to meet the changing demands of our clients.

As earlier, we emphasise lending to the productive sector and trade finance, participation in federal government-supported programmes, and providing support to economic policies of the regional and municipal authorities.

Within this context, expanding our operations in the whole Moscow Metropolitan Area remains one of the Bank's top priorities. Lendings to enterprises and companies of the Moscow Region will continue to develop, as well as providing support to the economic and social programmes of local and regional administrations.

Our Bank is also focused on broadening its offer of banking services, and raise their quality on developing innovative quality products and delivery means, tailoring new sophisticated solutions and special purpose programmes to corporate and individual customers. We are going to upgrade our service packages to fulfil the growing needs of our clients. The Bank will also continue standardisation of the existing banking services and introduce new service packages.

To ensure a higher calibre of service, Vozrozhdeniye will continue to improve the methods for selling products. These are based on the individual approach to each client and on the unified sales and customer service management. Special account managers will be assigned to every customer, whereas product development and brand managers will promote new offers.

As in previous years, V.Bank will be focused on maintaining its competitive edge on the key banking products and services in all target regions.

Electronic banking is a key part of our multi-channel strategy and a strong platform for continued growth. The development of our card programme will be continued along with other electronic banking services. We will focus on expanding the regional ATM network, particularly in the Moscow Region. Alongside with developing no-fee in-store electronic facilities, this will enable active promotion of card products, primarily those based on payroll card projects.
Customer-centered policy in electronic banking is oriented toward high-quality services and development of delivery means customised to meet clients' needs. In this field, convenience and easy access to services are corner-stones for building broader and deeper customer relationship. Our existing system of via-ATM payments to mobile phone operators will be upgraded to utilities payment transfers.

The Bank will continue to promote chip cards providing also the whole package of related services. For corporate clients, we offer a special card for paying customs duties.
In 2002, Vozrozhdeniye plans to completely migrate to issue only international payment cards, whereas using the our proprietary V.Bank PLUS card will be used exclusively for specific programmes for pensioners, students, and similar groups.

In branching, Vozrozhdeniye aims to expand primarily into the major industrial and agricultural regions with strong economic potential–making branch system more flexible and ramified, and optimising branch performance.
We intend to establish a number of chain offices and cash operations outlets of Bank's regional branches—first of all in the Moscow Region—our strategic priority area. of the Bank's strategic priority. Evolving of regional branch network should be supplemented by optimising its maintenance and development costs.

We will pay close attention to the further strengthening of relations with our foreign partners. Our intention is to continue work on the co-operation with the Canadian International Development Agency (CIDA), including projects assisting and supporting development of small and medium-sized businesses.
We plan to reinforce collaboration with banks abroad to provide services to large companies operating in Russia and provide them a full package of banking services: card-based payroll solutions, cash collection and transportation, settlements and payments within Russia and with partners abroad, customs payment guarantees.
Our plans include upgrading the automated banking systems to enable them to optimising administering of information interchange and the flows of funds within the Bank as well as in delivering high quality services to our customer.

# SOUNDNESS AND RELIABILITY

Since, Vozrozhdeniye has had a strong presence in the Russian banking industry, being regularly included by the Bank of Russia in the number of the country's 30 leading credit institutions.
By various prominent rating agencies and business publications, Vozrozhdeniye is ranked among the 30 largest Russian banks by the key performance indices.
In the reliability ratings of the Moscow-based banks, Vozrozhdeniye is constantly placed in the group of safe and stable financial institutions.
Besides, Vozrozhdeniye was among the top 200 Russian companies in terms of capitalization in the rankings published by the Ekspert and Dengi magazines in the year under review.
The Bank's independent auditor is PricewaterhouseCoopers, one of the five largest international accounting firms.


values
Vozrozhdeniye Bank
Respect for productive labour and professional work, for basic human values and ideals are cornerstones of our economic philosophy

# 2001 YEAR IN REVIEW

## Corporate and Retail Banking

Vozrozhdeniye maintains strong positions on the Russian banking services market. As a universal commercial bank, we offer a wide range of advanced technology-based banking products and tailored solutions. At present, we are serving over 35,000 corporate customers in 20 Russian regions.

The main competitive advantage of the Bank is supported by offer of high quality products, *individually tailored options and in the same vein individually shaped customer relationship* style, flexibility and responsiveness to changing customer needs, prompt reaction to challenges from market environment. The products and services we offer are oriented towards various groups of clients, including industrial and agricultural enterprises, construction and transport firms, trade and service companies, foreign trade operators, small and medium-sized businesses, as well as individual customers.

**Loan Portfolio,**
RUR thousands



10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
31.12.2000
31.12.2001


## Lending

Lending has been one of Vozrozhdeniye's core business since establishment of the Bank. Now, lendings make more than 65% of our total assets.

In the year under review, V.Bank's loan portfolio was growing steadily. At year-end it totalled RUR 8.8 billion, thus showing increase of 20% over the preceding year's level.

Quality secured lending and the application of sound and consistent credit standards are the main bearing pillars of the Bank's credit strategy. As in previous years, in 2001 we also focused on creating a diversified and growing loan portfolio, which allowed us to generate sufficient profits from the existing package of lending facilities. Among them were overdraft lendings and card-based payroll schemes.

Continuously designing new lending products and improving credit processes and procedures, *Vozrozhdeniye maintains a wholesome diversity of good quality loans in the asset portfolio in* the same time controlling and minimising credit risks.

Within our lending policy, we emphasise optimisation of considering and processing credit requests and decision-making in extending loans. process. Last year, we introduced a new procedure of providing lending services for high profile corporate customers. This new credit offer includes a comprehensive range of individually tailored banking solutions far beyond the standard list which are designed to support business development of these clients. At the present time, we are preparing a set of streamlined procedures for financing small and medium-sized enterprises. One of the strategic priorities is to expand the volume of lendings to this group of borrowers, opening for them opportunity windows. New procedures and related credit offers are intended to diversify our loan portfolio and to increase earnings.

In parallel to the above, Vozrozhdeniye, in order to further diversify the loan portfolio, is implementing a new lending concept in the regions of presence. In previous years, a significant share of credits was granted to borrowers in Moscow Region. In the reported year, we increased the volume of lending to other Russian regions. We will give priority to diversifying our loan book regionally n the future as well.

**Loan Portfolio by Region 31 Dec 2000,**
% of total



Other regions
10%
Moscow Region
90%


**Loan Portfolio by Region 31 Dec. 2001,**
% of total



Other regions
22%
Moscow Region
78%


In the course of many years, the Bank has established close links with the productive sector of the economy. Loans to industrial, construction, trading, transport and agricultural companies, as well as funding economic policies of regional and local authorities remained main fields of lending business. These loans matched 52% of the overall loan book. Loans to financial and credit institutions accounted for 8% of the total lending.

**Loan Portfolio by Economy Sectors 31 Dec. 2001,**
% of total



Private customers
16%
Manufacturing
24%
Other
24%
Trade and services
8%
Agriculture
3%
Banks
8%
Construction
10%
Regional and local administrations
5%
Transport and communications
2%


V.Bank remains committed to granting industrial loans which recorded 24% of the total lending portfolio at 31 December 2001. The Bank has traditionally emphasised lending to high efficiency enterprises in the manufacturing industry, food processing and construction sectors.

As the successor of the former specialised state-owned organisation—the Moscow Regional Department of the Agroprombank of the USSR—Vozrozhdeniye focuses on financing support for the development of the national agricultural sector, industrial processing of agricultural products, production of foodstuffs. In 2001, agricultural loans exceeded an amount of RUR 400 million. These have been extended to eligible borrowers under a federal government funding programme for supporting agriculture and companies in farming products processing and food production, a programme with interest payments partially subsidised from the federal budget. A new step towards closer relations between the Bank and the agro-industrial complex was taken in 2001 when Vozrozhdeniye and the Association of Russian Farmer and Agricultural Cooperatives (AKKOR) signed a long-term co-operation agreement.
Since 1996, Vozrozhdeniye has acted as agency bank authorised by the State Customs Committee, and, as a guarantor for export-import operations of Russian companies, issued in last year Customs guarantees in amount up to USD 25 million for clients to cover trader duties to the respective Customs divisions. During the reported year, the Bank issued more than 200 guarantees.
Rendering financial support for a variety of regional and municipal authorities has been another important area. The Bank has participated in a significant number of their social and economic development programmes.
Since its foundation, Vozrozhdeniye has been actively involved in the economic development of Moscow. Vozrozhdeniye is authorised agency bank of the Moscow City Government. In February 2002, the City Government again endorsed Vozrozhdeniye's status of its authorised bank.
V.Bank is an active participant in the projects for financing reconstruction and modernisation of Moscow-based industrial enterprises. The total volume of loans granted for this purpose has exceeded RUR 3 billion.

Vozrozhdeniye continues to act as a financial backer of food supply to Moscow from regions of Russia. The long-term agreement between Vozrozhdeniye and the Moscow Department of Food Resources provides through the Bank's regional branches a framework for financing the supplies of food. This financing is backed up by the special City Government funds, the Bank's own resources, and by a set of Bank financial instruments including promissory notes and guarantees. In the year under review, a programme of co-operation between the Bank and the Moscow Department of Food Resources was approved in order to ensure the joint financing of the purchase and shipments of foodstuffs to Moscow from the Moscow Region, other Russian regions, CIS and other foreign countries. The total amount of Vozrozhdeniye's financing under this programme in 2001 topped RUR 1 billion.
We actively co-operate with regional administrations of all levels in finance sphere. In 2001, the amount of loans extended to regions recorded RUR 743 million.
The Moscow Region has always been an area of our strategic interests. In the course of many years, we have participated in programmes targeted at securing its economic growth and stability. At 31 December 2001 the total loan portfolio of our Moscow Region based branches was over RUR 1.7 billion.

Several construction and development projects in the Moscow Region are financed within the framework of a Housing Project supported by the World Bank. Vozrozhdeniye has participated in it since 1996, particularly providing financial backing for a heating equipment manufacturing company in Mytishchi.


vision and prudence
Vozrozhdeniye Bank
Considerate judgement and foresight, experience and expedience are the basic prerequisites of V.Bank stability

# Corporate Banking

The corporate client base is expanded both through broadening a range of customer-focused banking and designing new, more effective, unique products based on leading edge technology. Thus, of paramount importance are an individual customer approach and implementation of sophisticated methods for maintaining mutually beneficial relationships.
In 2001, the Bank offered a variety of new customer services and projects. An example is a Solidarnost (Solidarity) deposit programme under which the employer receives a business development loan, and the employees earn interest on their deposits with additional security for their savings. This initiative has already been successfully implemented at many Moscow Region enterprises.
To provide assistance to corporate clients in staffing and social protection activities, we have designed a Perspective (Prospects) programme that allows each employee to receive the extra guaranteed both by the employer and the Bank, thus reducing the level of staff turnover.

Vozrozhdeniye has started implementing a complex programme for our corporate clients' staff. This enables their personnel to make use of banking services when receiving wages and paying utility bills, as well as for savings, insurance, settlement and funds transfer purposes. The scheme allows for cost-efficiency in terms of the more effective consumption of labour time and effort and lower settlement costs.
The Bank has strong business links with Russia's regional and local authorities, and participates in long-term programmes jointly with its partners from CIS countries. In 1998, Vozrozhdeniye became a founder of the International Trade and Investment Bank, or Mezhtorgbank. Among the founders of this financial entity is the National Bank of Belarus.
Vozrozhdeniye is a participant in the Belarus Enterprise Support Project. The aim of this operation is to optimise the settlements of Russian enterprises with their Belarus counterparts by using guarantees, lending, leasing, and factoring facilities. This also provides for legal and information support and helps the participating enterprises find appropriate business partners. V.Bank handles the settlement function in all major currencies used between the Russian Federation and the Republic of Belarus. In the year of this annual report, Vozrozhdeniye was selected as an authorised bank under a Trade Co-operation Agreement between the Sverdlovskaya Oblast Government and the Republic of Belarus. Besides, our preparedness to service trading and financial operations between Moscow Region- and Belarus-based enterprises was approved and supported by the Moscow Region Government.

**Corporate Customers' Time Deposits,** RUR thousands


3,000,000
2,400,000
1,800,000
1,200,000
600,000
0
31 Dec. 2000
31 Dec. 2001

Vozrozhdeniye is involved in a Moscow Region mortgage programme. To ensure the smooth functioning of a mortgage lending system across the Moscow Region within the framework of this initiative, it is planned to set up a network of mortgage credit cooperatives on a phase-by-phase basis. Vozrozhdeniye is the authorised bank under this programme, and takes an active part in preparing statutory and other documents required for the establishment of this system.

The Bank, jointly with the Union of Moscow Region Investors, participates in implementing the economic development and social programmes approved by the Moscow Region Duma and the Governor, particularly in a project for the region's gasification to be carried out till 2004.

Besides, the Partnerstvo (Partnership) programme is in full swing. Vozrozhdeniye's extensive branch network spreading over 20 Russian regions makes it easier for Bank customers to find new suppliers, establish business relationships, and expand the volume of their sales. In settlements between Bank customers, they actively use our own promissory notes, letters of credit, and guarantees.

To provide the right answers to the continuously changing ideas and demands of Bank clients, our customer service managers are always ready to help them. A specially designed package of services under the brand name 'Financial Advisor' creates more capacity for personalised customer activities.

**Promissory Notes Outstanding,**
RUR thousands


500,000
400,000
300,000
200,000
100,000
0
31 Dec. 2000
31 Dec. 2001

Among the Bank's products is the multi-currency promissory note that protects the temporarily idle funds of our customers against currency risk. A corporate client pays Russian roubles for a foreign currency denominated note, thus protecting itself from inflation and earning guaranteed income.

Having obtained a license of specialised depository for investment funds and unit investment trusts issued by the Federal Commission for the Securities Market (FCSM) in 2001, Vozrozhdeniye is ready to commence servicing investment and other non-government funds, using its system of controls over their performance.

The broader spectrum of banking products and services has resulted in a significant increase in the number of our clients. At the year-end we registered a 137% rise in corporate account balances and an inflow of nearly 6,000 new customers.

**Total Customer' Accounts and Deposits,**
RUR thousands


10,000,000
8,000,000
6,000,000
4,000,000
2,000,000
0
31 Dec. 2000
31 Dec. 2001

## Retail Banking

As in previous years, we paid considerable attention to retail banking. Vozrozhdeniye has been in the forefront of this business, being regularly on the list of the 10 largest domestic providers of retail banking services. We build our work with private individuals on offering a full range of competitive banking products, and continuously improve our sales network. Along with the traditional forms of customer service, the Bank last year prepared a whole set of modern technology-based structured banking products and exclusive services to satisfy the constantly growing requirements of our clientele.

We offer a wide array of deposit accounts and design new attractive deposit options. Launched in 2001, the Junior Deposit account may be opened by parents for their children in Russian roubles or foreign currency. The Investment Deposit, incorporating the 'intersest income increasing' feature, is designed for long-term placements both in roubles and foreign currencies.

On the initiative of one of the district administrations of the Moscow Region, we introduced the Municipal Newborn Kids Deposit as a budget support-like instrument facilitating the implementation of the local social development programme.

Given the transition of the European Monetary Union countries to the new single currency, in late 2001 we offered new euro-denominated accounts to our clients. These may be opened through account transfer or by cash deposit in various currencies, with the possibility to transfer the deposited funds to the bank account specified by the holder.

Vozrozhdeniye accepts cellular phone payments. Today, this service is available for users of the Mobile TeleSystems at 46 Moscow Region cash offices and 3 Moscow-based branches of the Bank.

For owners of mobile telephones with the WAP function, there is one more service on offer— a special information site. At wap.vbank.ru the user can find information on the Bank's branches, foreign exchange offices, cash advance outlets, and available automated teller machines and point-of-sale terminals.


realism
Vozrozhdeniye Bank
Close ties and collaboration with the productive sector provide us
with a realistic view into intricate substance of economy

The Bank devotes particular attention to the needs of older citizens. Over the last few years, we have provided them with a comprehensive package of solutions that incorporates a variety of attractive and convenient retirement deposit accounts, delivery of pensions and the issuance and servicing of cards on preferential terms. Additionally, some savings accounts, for example the Pension Plus account, are offered to this customer group at higher interest rates.

We maintain our business-tested relationship with the Moscow Region Department of the Pension Fund of Russia. To reduce the time required for the delivery of pension benefits, their amounts are posted to the special card accounts, and the pension recipients become cardholders. Acting in concert with the Moscow Region Compulsory Health Insurance Fund enables payment of salaries to its staff using bank cards.

Under the Co-operation Agreement concluded by the Bank and the Moscow Region Department of the Federal Mailing Service in the year 2000, regional post offices have commenced the acceptance of personal deposits and provision of card-related services. The fruitful co-operation experience between Vozrozhdeniye and that department is used in the mail communication systems of the other Russian regions: Kaliningrad, Petrozavodsk, and Volgodonsk.

For individuals, we supply currency exchange services through our extensive network of 118 foreign exchange offices, of which 83 offices are based in the Moscow Region.

Equipped with modern protection systems, V.Bank's branches offer safe custody facilities enabling our customers to keep their valuables and confidential documentation in about 5,000 safe deposit boxes. Last year, over 9,000 customers used those facilities.

The Bank has been constantly reinforcing its positions in corporate and retail banking. In our work with individual customers, we continue to implement sophisticated products and new areas of business, seeking to anticipate their constantly changing needs and requirements.

A result of the careful analysis of customer demand and bank responsiveness was a substantial rise in new clients and the increased interest in the services supplied by the Bank.

In the financial year of 2001, personal account balances doubled to total an amount of RUR 2.8 billion.

## Trade Finance and International Projects

Vozrozhdeniye focuses closely on designing and promoting its international projects targeted at expanding the product range and providing new opportunities to the Bank's clients engaged in foreign trade or interested in joint projects that would be carried out with the participation of foreign partners. Management considers this type of activity not only as a tool for supporting our clients' business, but also as a contribution to attracting foreign investment into the real sector of Russia's economy. In this area, one of the most successful banking products popular with foreign companies was a specially designed corporate payroll scheme. Today, such companies as Campina, Istra-Nutritia, and some of the branches of Sun-Interbrew and Proctor&Gamble use this opportunity, thereby reducing the costs of processing and paying wage bills.

We are expanding partnership relations with foreign exporters supplying equipment to our clients under the Bank's payment guarantees.

Within the framework of co-operation with foreign partners, ZAO 'DBE International Corporation' and V.Bank entered into an agreement on the supply of Canadian bread-baking and confectionary equipment to the Bank's domestic corporate clients under our payment guarantee facility.

Vozrozhdeniye joined the European Business Club, the esteemed international association comprising of more than 400 world largest companies operating in Russia. This membership pro-

**Private Customers' Accounts and Deposits,**
RUR thousands


3,000,000
2,400,000
1,800,000
1,200,000
600,000
0
31 Dec. 2000
31 Dec. 2001

vides for the Bank's participation in regular workshops. The club renders useful assistance in building business relationships with its members.

In 2001, V.Bank, jointly with the club, held a workshop on bankers' support for international business in the Moscow Region. Among the participants of this gathering were representatives of the Moscow Region government and foreign companies doing business in Russia.

Last year the Bank, together with Canadian Imperial Bank of Commerce (CIBC), USAID, and the Canadian Agency for International Development (CIDA), continued to prepare a personal deposit guarantee project. The project's major task is to create a reliable instrument that would enhance the safety of personal savings and to set up a facility for extending loans to small businesses out of the deposited funds.

In the following year, Vozrozhdeniye, in collaboration with CIDA and Canadian partners, intends to start preparing a promising micro-credit project. In the case of its successful implementation, the Bank will be able to consolidate its position on the market for lending to small and medium-sized enterprises. The project is centred on the adjustment of the Canadian micro-enterprises analysis methodology to Russian realities and the preparation of a streamlined loan approval procedure.

## Money and Capital Markets

Conducting money and capital market transactions is one of Vozrozhdeniye's core activities that contributes to maintaining a balanced portfolio of assets in terms of risk, profitability and liquidity. We have been continuously developing our business relations with major market players and putting much effort into cementing and expanding co-operation with prospective partners.

In the year under review, all this resulted in the establishment of stronger links on the interbank market and the setting of new credit exposure limits on a large number of transactions. Under our conservative approach to selecting potential counterparty banks, the evaluation process consists of several phases: the signing of relevant agreements, analysis of the financial statements of prospective counterparties, and review of loan applications at the meetings of the Bank's Credit and Investment Committee.

V.Bank trading activities are traditionally concentrated on the interbank loan market. As before, Vozrozhdeniye in 2001 was a net lender to that market. Funds were placed there in 1 day to 3 months maturity brackets. The total amount of placements exceeded that of borrowings almost by 5 times.

Throughout the year under review, Vozrozhdeniye was actively trading in highly liquid rouble-denominated promissory notes issued by major financial institutions and gas and oil companies, such as the Savings Bank of Russia and Gazprom. The list of operations included buy-sell and repo transactions and the use of promissory notes of the Savings Bank and Gazprom as collateral security.

As regards its promissory notes holdings, the Bank focused primarily on forming a well-balanced portfolio to minimize inherent risks.

The volume of transactions with commercial-like papers totalled RUR 655 million, with an average portfolio maintained at a level of RUR 100 million. Total promissory notes revenues amounted to RUR 44.4 million, of which RUR 34.7 million was attributable to trading activities.

In 2001, Vozrozhdeniye was also active on the market for foreign currency-denominated government debt. The Bank offered a full spectrum of services in domestically-issued government paper denominated in US dollars (OVGVSs, or MinFin bonds) and eurobonds.

During the year, V.Bank was steadily increasing its securities portfolio, with its overall amount


creativity
Vozrozhdeniye Bank
With a creative approach , innovative spirit and commitment to classics of banking, we bring new tunes to Bank's audience

at some dates reaching USD 66 million. Total revenues from debt securities in 2001 came to USD 6.3 million: USD 3.2 million in coupon income and USD 3.1 million in realized gains.

In the government securities market, the Bank was active in managing its T-bills and T-bonds (GKO-OFZ) portfolio at the start of the reported year. Since the second quarter of 2001 the level of price volatility has declined. At that time we saw a large concentration of securities in the hands of several major market players, an increase in the amount of free funds in the interbank market, and a relatively stable USD/RUR rate environment. Under these circumstances, Vozrozhdeniye decided to pass on to a less active strategy of managing the portfolio of GKO and OFZ holdings due to the need to re-invest in securities maturing later and to use GKOs and OFZs in collateral-based structures. This strategy was justified given an upward market price trend that had led to record low yields to maturity at the year-end.

In the reporting period, Vozrozhdeniye also transacted business in the corporate bond market and participated in several corporate bond placements. We view this marketplace as high potential and as an alternative to the market for government debt obligations.

At the beginning of the year many market analysts noted emerging favourable trends in the corporate bond market and forecasted future strong growth. However, the non-existence of corporate bond ratings, the too short history of this type of corporate borrowings and the profitability of the government debt securities being level with, or even lower than, the rate of inflation led to applying an unfair pricing mechanism, made it difficult to assess risks, and, as a result, negatively impacted the development of this market segment. In these conditions, the Bank adhered to the conservative policy through carefully selecting securities issuers, analysing their financial and other data, and purchasing bonds at auctions.

In the reporting period, the Bank was putting efforts to optimise its securities portfolio in order to balance current profitability and yield to maturity, taking into consideration the types of securities and their maturities.

In foreign exchange dealing, Vozrozhdeniye in 2001 was an active player on the Moscow Interbank Currency Exchange (MICEX) and made over-the-counter deals within the established limits. Executing transactions on behalf of its customers, the Bank strove to fully satisfy their needs. Transaction volumes increased, so did the number of counterparties. The total amount of foreign exchange deals reached USD 1,336.7 million, or 71% up on the previous year.

To maintain competitive positions in the correspondent banking business, one of our primary tasks is to enhance the quality of services on offer, thereby further strengthening the already existing close relationships with our correspondents, attracting new partners and building the basis for establishing 'loro', or settlement account facilities. For this purpose, Vozrozhdeniye has prepared a set of legal documents that provide for using the most popular financial instruments, such as promissory notes, Treasury Forex bonds, eurobonds, T-bonds (OFZs), as collateral security for credit lines that would be opened for our correspondents for different periods of time.

The Bank has a well-developed infrastructure that provides a strong platform for successful operation on the market for debt instruments. Conducting a full range of market transactions, we continue to research the ways to reinforce our mutually beneficial relations with the Bank's partners.

In 2001, Vozrozhdeniye actively operated through the regional branch network, which enabled us to take a view on the difference in prices for the financial instruments traded in Moscow and other Russian regions. Also, the Bank, with the participation of its branches, implemented several regional projects.

**Foreign Exchange Transactions,**
volume: USD millions



1.500
1.200
900
600
300
0
2000
2001

# Bank Cards

Vozrozhdeniye has its own card processing centre certified by the major global payment associations. This centre enables us to issue and provide merchant and acquiring services for all types of Visa and Europay International products as well as for our proprietary V.Bank cards.

Last year we continued to be active on the card market, expanding the infrastructure for accepting and processing cards and offering new products and card-related services.

After signing a co-operation agreement with Mobile TeleSystems (MTS), one of the two largest domestic providers of cellular phone services, we began to accept payments from its users, at first in cash only and then via our ATM network as well. Now, those MTS users having our card may pay their bills at any suitable time round the clock through the Bank's automated teller machines located in easily accessible, convenient places. Our ATM network with broad geographical coverage, in the Moscow Region in particular, provides our cardholders with an additional level of comfort especially in the holiday season.

In 2001, we began to extend loans to our client cardholders by opening overdraft facilities in Russian roubles or in foreign currency.

Last year V.Bank started to provide merchant and acquiring services for the members of the Union Card payment system. Today, the holder of this card can get cash from all of our ATMs and cash advance outlets and make payments at numerous locations integrated into the Bank's merchant network.

Vozrozhdeniye joined the Russian electronic customs settlement system called 'Customs Card' and signed an agreement that entitles the Bank to issue and process smart Customs cards.

As a result of the joint efforts by the Federal Mailing Service and the Bank, our cardholders now may withdraw cash at 25 post offices across Russia and 4 post offices in the Moscow Region.

In 2001 Vozrozhdeniye also started to issue the local V.Bank PLUS card, based on the Visa PLUS payment programme, that enables cash collection not only via our automated teller machines, but also through cash machines of all banks processing Visa cards in Russia.

For customers with a massive cashflow on their card accounts we now offer the Visa Platinum card. to better suit their needs.

**Cards Outstanding,**
number: thousands



200
160
120
80
40
0
MasterCard
Visa
Local
1.01.2001
1.01.2002


In the year ended 31 December 2001, the Bank issued over 100,000 cards, and their total number exceeded 200,000 at the year-end. The amount of card account balances rose 2.6 times amounting to RUR 477 million. The number of card transactions increased 2.9 times, as compared with the year 2000.

**ATMs by Region,**
% of total



Other regions
31%
Moscow Region
62%
Moscow
7%


Throughout the year of this annual report, the Bank was actively developing its card processing infrastructure. Now we have a network of 97 ATMs in total, of which 60 are located in the Moscow Region. Servicing of the cards is set up in 155 Bank's cash outlets.

Vozrozhdeniye maintains contractual relations with 448 retailers and service providers accepting our cards. In 2001, the overall amount of transactions in this area of business surpassed RUR 30 million.

**Merchants by Region 31 Dec. 2001,**
% of total



Other regions
46%
Moscow Region
47%
Moscow
7%


We continue to introduce various payroll schemes for companies and institutions. Card-based payroll services have a whole number of advantages over the traditional processing of wage and salary bills. Such schemes are beneficial both for the company and its employees. Since 1 October 2001 Vozrozhdeniye has offered a standardised system of tariffs. By the end of the year, the Bank was servicing over 175,000 special card accounts within the established payroll schemes.

The Bank attaches considerable importance to servicing pensioners, students and other persons receiving social benefits. We have prepared special terms and conditions for this customer


perspective
Vozrozhdeniye Bank
Our own ingenuity and experience of earlier generations, foresight and prospective thinking are fundamentals of V.Bank strategy

group to be able to enjoy the advantages of V.Bank cards and to earn additional money from preferential rates applied to their card accounts.

## Correspondent Banking

A significant rise in customer numbers and an increase in the volume of our operations resulted in total account transactions in Russian roubles and foreign currencies reaching RUR 3.6 trillion, which is 56 per cent up on the prior year.

In 2001, one of the top priorities in correspondent banking was to optimise the network of our correspondents due to the introduction of the Euro.

We provide our interbank settlement account holders with a comprehensive range of services in Russian roubles and foreign currency and the opportunity to make wire transfers and documentary payments using the S.W.I.F.T. channels. Our specialists give advice and recommendations on interbank agreements, the issues of performing settlements both in Russia and abroad and provide our clients with required reference material.

In the reporting period, we continued to enter into new interbank agreements for deposit and foreign exchange transactions, securities and banknote deals. Overall, more than 60 agreements were signed.

In addition to this, we concluded agreements for the acceptance of cash payments through our extensive branch network from the customers of a number of Moscow-based banks having part of their clientele outside Moscow, but not having sufficient regional service capacity.

As before, the Bank continued to establish correspondent relations with domestic regional banking companies.

Last year we took further steps in order to create an optimal structure of our foreign correspondent bank network that would allow us to minimize costs, while retaining the existing settlement capabilities. Within this context, we keep meeting fully our customers' needs and requirements.

The established infrastructure allows the possibility of serving the needs of our corporate clients involved in international trade at minimum cost and in just-in-time fashion. Using S.W.I.F.T. channels for international payments makes it possible to considerably accelerate interbank settlements and to ensure their safety.

At the present time, Vozrozhdeniye has a broad correspondent bank network of 53 banking institutions in Russia, 7 banks in CIS countries, and 103 international financial entities.

## Advanced Technology

The Bank's dynamic development depends directly on the quality and reliability of the information technology solutions being employed. Vozrozhdeniye has been continuously designing and upgrading its IT systems and applications.

IT applications are extensively used by the Bank to raise the quality of customer service, to give support for our resource and risk management activities, and to design e-document interchange facilities. Developing our intra-bank information system in order to enhance the Bank's IT capabilities, we focused much effort on ensuring higher capacity of the communication channels and building a platform for the integration of our branches' LANs into an organisation-wide information network. As a result, the system's channel capacity tripled, and the cost of transmission reduced by 4 times. We also implemented a facility for the monitoring of our integrated network, which, in turn, made it possible to supply banking services to the Bank's customers on-line.

**Card Transactions,**
volume: RUR thousands


4,000,000
3,200,000
2,400,000
1,600,000
800,000
0
2000
2001

**Card Transactions,**
number: thousands


2,500
2,000
1,500
1,000
500
0
2000
2001

**Card Account Balances,**
RUR thousands


750,000
600,000
450,000
300,000
150,000
0
31 Dec. 2000
31 Dec. 2001
Foreign currency
Roubles

**Account Transactions,**
RUR billions


4,000
3,200
2,400
1,600
800
0
2000
2001

Also, the system enabling individuals to pay their utility bills was further developed. As the consequence of our efforts to satisfy the needs of another group of our customers, the mobile phone operators can now receive timely information on payments of their bills through Vozrozhdeniye's branches, while the users may pay in cash or electronically by bank card.
To help holding companies monitor account activity and track balances on their subsidiaries' accounts, we offer an Informpotok (Information Flow) service package.

Vozrozhdeniye is currently upgrading its corporate database so as to create a uniform IT environment. This database is the heart of our settlement system that allows the performance of our Moscow Region branches' payments via the Bank's single correspondent account.

## Branching

The extensive network of branch offices is an important driver behind the Bank's dynamic and steady progress. The strict adherence to the regional development policy based on precise in-house industry analysis has allowed Vozrozhdeniye to take strong positions in the country's most important regions and to become a major domestic financial institution.

Today, our branch network consists of 60 branches and 48 offices based in 20 regions of the Russian Federation. We have made considerable headway in our branching activities in the regions with strong economic potential, such as the central, southern and north-western parts of Russia, and the Volga region. Vozrozhdeniye has a traditionally strong presence in the Moscow Region, with 37 branches covering almost all of its districts and being one of the Bank's major assets.
We continue to reinforce our positions in the Moscow Region by opening banking outlets in new target districts. In 2001 we set up additional chain offices in Dubna and Orekhovo-Zuyevo and cash operations outlets in some other places.
In the reporting period, we moved to improve the network of our territorial units: an additional office of the Volgodonsk branch and cash outlets in Tula and Khabarovsk were established.
As our regional branch network grows, we emphasise its optimisation, particularly focusing on a more cost-conscious approach to our branches' operation.
Their activities are managed on a centralised basis, which permits us to implement a single financial strategy with the performance of permanent control across the entire organisation. This makes it possible to flexibly manage our resources and promptly respond to market changes. The branches themselves are taking further steps to improve their operation. They are turning from 'micro-banks' into the product sales centres operating under the Bank's uniform technology. Throughout 2001, we were making efforts to reinforce the selling function at the branches and to relieve them of routine operations.
More than 100 branches and offices of Vozrozhdeniye are oriented to consolidating our existing positions and, most importantly, towards building a strong market presence in all areas of banking. Each branch now offers a wide palette of services: cash and settlement transactions, a 'Client-Bank' home banking system, lending, deposit and foreign exchange operations, the issuance and processing of payment cards, acceptance and transfer of utility bills, customs and other payments, including those to the State Road Traffic Department and mobile phone operators, safe custody facilities, safe deposit boxes, cash collection and delivery, the sale of jubilee coins and precious metals, etc.

The operation of Vozrozhdeniye's structural units in their work with the clientele is based upon the constant focus on our customers' needs, researching new convenient customer-oriented schemes, timely decision-making, and information transparency.

# VOZROZHDENIYE BANK IN RUSSIAN FEDERATION

| Branches | Additional offices / Cash office | ATMs |
|---|---|---|


Murmansk
Nadym
Petrozavodsk
St. Petersburg
Yaroslavl
Nizhny Novgorod
Yekaterinburg
Saransk
Kaliningrad
MOSCOW
and
MOSCOW REGION
Tula
Barnaul
Volgograd
Volgodonsk
Rostov-on-Don
Krasnodar
Stavropol
Novorossiysk
Makhachkala


Sergiev Posad
ushkino
Shchiolkovo
Noginsk
Pavlovskiy Posad
Elektrostal
Orekhovo-Zuyevo
Shatura
yubertsy
Kurovskoye
Ramenskoye
Egorievsk
Bronnitsy
Voskresensk
khnevo
Kolomna
Stupino
Lukhovitsy
Kashira
Zaraisk
Serebryanye Prudy

# VOZROZHDENIYE BANK IN MOSCOW REGION



Branches
Additional offices / Cash office
ATMs
Taldom
Dubna
Dmitrov
Klin
Lotoshino
Solnetchnogorsk
Volokolamsk
Shakhovskaya
Istra
Khimki
Krasnogorsk
Ruza
Odintsovo
MOSCOW
Zvenigorod
Vidnoye
Mozhaisk
Domodedovo
Naro-Fominsk
Podolsk
Chekhov
Serpukhov
Pushtchino


Magadan
Khabarovsk

We inform our clients of important events in the life of the Bank, present our financial statements and the data published by rating agencies. To ensure the timely receipt of Vozrozhdeniye-related information and a high level of customer comfort, we regularly publish booklets on the Bank and its services and invite our clients to visit Vozrozhdeniye's website. They can receive further information at the nearest branch or electronically at the address: www.vbank.ru. It is noteworthy that our website was ranked 2nd in the rating of the major Russian banks' Internet presence prepared jointly by The Izvestiya newspaper and the Internet Marketing company.

## Personnel

With every passing day it becomes more and more evident that V.Bank staff plays an increasingly significant role in the Bank's achievements and general progress.

Granted today's constantly growing competition in the banking industry, organisation structure requirements change accordingly. Now it is impossible to conduct banking business without using products and services based on leading edge IT solutions, hence the growing importance attached to the level of professionalism and the focus on applying creative approaches.

Management regards our staff to be a key driving force behind Vozrozhdeniye's intensive growth. Our human resources management policy is built on the view that, along with other contributors to the Bank's advancement, the well-coordinated professional work of our employees should be further improved as an important factor of success in reaching the tasks and objectives set by the Bank.

It is namely for this reason that our human resources management concept is closely linked to our business strategy. This approach allows management to employ, appraise and promote the Bank's employees, create incentives and raise the quality of staff.

This has become the platform for preparing the Bank's Human Resources Management Guidelines. Among the main principles stated therein are ensuring adequate labour conditions and the atmosphere of mutual confidence; justification and convincingness of staff-related decisions; the constant improvement of feedback within the management system; optimisation of Bank staff, while retaining employment; securing equal career opportunities depending on the employees' performance; the development of individual and group training systems, with the migration from the standard professional training schemes to flexible problem-oriented development programmes.

A member of the Bank's personnel should be capable of creative thinking, should be time and goal driven, and should have wide expertise and high culture. All this requires taking steps to ensure continuous staff development and arranging a number of measures that would enable Bank employees to more fully realise their abilities and thus contribute to the Bank's success. Management views staff training as an integral part of the Bank's development strategy.

At the year-end, V.Bank staff numbered 3,600 employees.

In 2001, a special Book of Honour was created. Today, the names of many Bank employees are entered in this book for their long and flawless performance.

Over the course of many years, V.Bank has co-operated with a number of leading educational institutions and higher schools of banking which design staff training programmes for clerical staff and management at the head office and branch levels at the Bank's request. Last year, over one thousand managers and clerks were trained under such individual programmes.

In 2001, Bank employees attended courses at the Financial Academy under the Government of Russia, Moscow Financial and Banking School, the Science and Research Centre of the Association of Russian Banks, the Academy of Economics under the RF Government, Financial Staff House, the Moscow State Bauman Technical Institute, the Training Centre for Economics and the Law, the Stock Market and Management Institute.

**Settlements in Roubles,**
number: thousands



4,000
3,200
2,400
1,600
800
0
2000
2001


**Payments via the Client-Bank System,**
% of total payments



30
24
18
12
6
0
2000
2001


**Cash Collected and Distributed,**
overall volume: RUR thousands



50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
2000
2001

Within the framework of our own staff training structure, we organised workshops and on-the-job training at the Head Office and leading branches where the participants addressed specific Bank operation-related issues and shared their work experience, thus improving their professional skills.

Last year, we also held special meetings at which serious attention was paid to the issues of the Bank's strategy, improvement of its accounting and lending policies, further development of card activities, the techniques required for selling banking products, management problems, changes in legislation, and current challenges facing the banking sector.

In order to study best practices and improve professional and organisational skills, managers from all Bank branches participated in the training on banking products and distribution channels conducted at the Head Office.

To meet the challenges and requirements of the competitive banking environment, the creative and professional capacity of staff is a guarantor of the successful implementation of our tasks and objectives. Within this context, upgrading the policies for searching, selecting, training and retraining personnel is a prerequisite for the Bank's steady progress in the future.

## Charitable Activity

The successful operation of the Bank also benefits the society as a whole. Vozrozhdeniye has contributed to developing Russia's business infrastructure and creating a favourable economic climate. We have also participated in various social assistance initiatives.

We devote considerable attention to addressing specific social problems and supporting the revival and development of Russian culture. Since its inception, the Bank has been involved in charitable activities and provided financial support under numerous sponsorship projects.

Our charitable activities are oriented primarily towards socially unprotected and disadvantaged groups. V.Bank gives financial assistance to the Charitable Public Fund 'Illustrated Books for Small Blind Children', the All-Russia Public Fund, the Russian Farmers Fund, the Moscow Society of War Veterans.

The Bank has participated in the for the project housing developmentnear Budyonovsk and the project for the supply of humanitarian aid to the Republic of Dagestan. In 2001, Moscow Mayor Yuri Luzhkov expressed his gratitude to Vozrozhdeniye for our participation in a number of Moscow development programmes and the sponsorship activity.

We extend substantial financial support to schools and gymnasiums, offering gifted children an opportunity to improve their gifts and talents so as to apply them for the benefit of our society. Besides, the Bank pays attention to giving financial assistance for the purpose of developing Russian sport. Vozrozhdeniye has sponsored the Tigran Petrosyan Chess Club, Dynamo Tennis School, and many other organisations.

In the area of cultural development, Vozrozhdeniye lends support to the Russian Film Makers Union, the Russian Culture Foundation, and municipal departments of culture. As well, we provide assistance in restoring historical and cultural monuments. A significant contribution by Vozrozhdeniye to preserving the nation's cultural heritage is the Bank's collection of late 19th and early 20th century Russian paintings.


reliability
Vozrozhdeniye Bank
Fostering confidence to the Bank in its widest environment, we maintain
confidentiality and trustiness in relations with our customers and partners

# Financial Reporting

| FINANCIAL HIGHLIGHTS, RUR in thousands | 2000 | 2001 |
|---|---|---|
| **Total assets** | | |
| *Total assets – at year-end* | 10,343,493 | 13,514,590 |
| Total asset – average for the year | 9,831,290 | 11,829,130 |
| **Interest-earning assets** | | |
| Interest-earning assets – at year-end | 8,281,544 | 9,740,069 |
| Interest-earning assets – average for the year | 7,835,300 | 9,402,450 |
| **Lending to customers and banks, net of allowance** | | |
| Lending to customers and banks, net of allowance – at year-end | 7,066,982 | 8,485,148 |
| Lending to customers and banks, net of allowance – average for the year | 6,882,830 | 7,769,480 |
| **Capital and reserves** | | |
| Capital and reserves – at year-end | 1,450,089 | 1,215,877 |
| Capital and reserves – average for the year | 1,303,960 | 1,401,390 |
| **Gross operating profit** | 91,180 | 186,637 |

Notes:
(a) Average balances were computed using the methodology developed by the Bank.
(b) Capital and reserves were calculated in accordance with the Central Bank of Russia's Instruction No.1.

**Total Assets,** RUR thousands


15,000,000
12,000,000
9,000,000
6,000,000
3,000,000
0
Interest-earning assets
All other assets
31 Dec. 2000
31 Dec. 2001

**Capital and Reserves,** RUR thousands, last year average


1,600,000
1,280,000
960,000
640,000
320,000
0
2000
2001

**Gross Operating Product,** RUR thousands


200,000
160,000
120,000
80,000
40,000
0
2000
2001

## Summary of Results

The Bank's assets continued to expand in 2001. Total net assets averaged RUR 11,829,130 thousand in 2001, an increase of 20% over the previous year.
Total assets at 31 December 2001 reached RUR 13,514,590 thousand, as compared with RUR 10,343,493 thousand at year-end 2000, a rise of 31% year-on-year.
Average interest-earning assets grew by 20% from RUR 7,835,300 thousand at 31 December 2000 to RUR 9,402,450 thousand at the end of 2001. This increase was due primarily to the further expansion of our lending business – the average volume of the Bank's credit portfolio (net of allowance) was 13% higher than in 2000.
At RUR 188,637 thousand, gross operating profit doubled in comparison with the prior year's figure.
Total liabilities equalled to RUR 12,469,071 thousand at the end of the 2001, up 37% from 31 December 2000, with customer accounts and deposits – the principal source of funding of the Bank's assets – contributing to the bulk of this increase.

## Comments to the Financial Statements

The Financial Statements of the Bank are in accordance with the accounting rules and relevant legislation of the Russian Federation.
The Financial Statements have been drawn up in Russian roubles.
As used in this Annual Report, 'RUR' refers to Russian roubles, 'USD' refers to US dollars and 'EUR' refers to euros.
Assets and debts denominated in foreign currencies are translated into roubles at the official exchange rates fixed by the Central Bank of Russia on balance sheet date. Translation profits and losses are reported in the Income statement under Income from foreign exchange or Expenses on foreign exchange, respectively. Income and expense items denominated in foreign currencies are translated into roubles on the basis of the exchange rate as of the transaction date.
At 31 December 2001 the RUR/USD exchange rate was 30.1400 (31.12.2000: 28.1600), and the RUR/EUR exchange rate was 26.4900 (31.12.2000: 26.1400).

Premises, equipment and intangible assets are carried at cost less accumulated depreciation. The respective assets are depreciated on a straight-line basis over their estimated useful lives

**VOZROZHDENIYE BANK BALANCE SHEET AT 31 DECEMBER 2001 – RUR in thousands**

| | 31.12.2000 | 31.12.2001 |
|---|---|---|
| **Assets** | | |
| 1. Cash and balances with the Central Bank of Russia | 959,364 | 1,548,578 |
| 2. RF Government debt securities | 924,362 | 894,003 |
| 3. Due from banks on settlement accounts | 327,521 | 1,464,427 |
| 4. Securities held for trading, net of allowance | 29,666 | 37,589 |
| 4.1. Securities held for trading, at cost | 39,162 | 38,164 |
| 4.2. Valuation allowance | 9,496 | 575 |
| 5. Lending to customers and banks | 7,318,020 | 8,807,902 |
| 6. Accrued interest receivable | 224,273 | 137,178 |
| 7. Leased assets | 0 | 0 |
| 8. Allowance for credit losses | 251,038 | 322,754 |
| 9. Lending to customers and banks, net of allowance | 7,066,982 | 8,485,148 |
| 10. Premises, equipment, intangible and other fixed assets | 607,211 | 659,421 |
| 11. Securities and participating interests held for investment, net of allowance | 87,674 | 85,125 |
| 11.1. Securities and participating interests held for investment, at cost | 102,584 | 100,868 |
| 11.2. Valuation allowance | 14,910 | 15,743 |
| 12. Prepaid expenses – non-banking activities | 66,673 | 68,682 |
| 13. Other assets | 49,767 | 134,439 |
| **14. Total assets** | **10,343,493** | **13,514,590** |
| **Liabilities and shareholders' equity** | | |
| 15. Loans from the Central Bank of Russia | 1,231,680 | 801,095 |
| 16. Liabilities to banks | 476,352 | 449,558 |
| 17. Liabilities to customers | 6,923,601 | 9,494,005 |
| 17.1. of which private customers deposits | 1,425,910 | 2,847,078 |
| 18. Deferred income – non-banking activities | 38 | 1 |
| 19. Certificated liabilities | 394,482 | 749,666 |
| 20. Other liabilities | 50,977 | 974,588 |
| 21. Provisions for contingent liabilities and other banking risks | 0 | 158 |
| **22. Total liabilities** | **9,077,130** | **12,469,071** |
| **Shareholders' equity** | | |
| 23. Share capital | 145,432 | 145,432 |
| 23.1. of which ordinary shares | 112,487 | 112,487 |
| 23.2. of which preference shares | 32,945 | 32,945 |
| 24. Treasury shares | 0 | 0 |
| 25. Share premium account | 483,691 | 483,691 |
| 26. Statutory reserves and loss carried forward | 210,378 | 208,856 |
| 27. Fixed assets revaluation reserve | 296,858 | 292,338 |
| 28. Profit (loss) for the year | 25,246 | (83,500) |
| 29. Dividends declared from current year profit | 0 | 0 |
| 30. Other appropriations and taxes | 22,511 | 0 |
| 31. Profit attributable to shareholders | 2,735 | 0 |
| 32. Deferred items – lending and securities business, net | (127,269) | 1,298 |
| 33. Total shareholders' equity | 1,266,363 | 1,045,519 |
| **34. Total liabilities and shareholders' equity** | **10,343,493** | **13,514,590** |
| **Memorandum items** | | |
| 35. Irrevocable commitments | 1,825,638 | 602,763 |
| 36. Guarantees issued | 1,102,474 | 737,825 |

| VOZROZHDENIYE BANK INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001 – RUR in thousands | 2000 | 2001 |
|---|---|---|
| **Interest and similar income** | | |
| 1. Interest income on loans and advances to banks | 371,459 | 680,256 |
| 2. Interest income on loans and advances to customers | 800,759 | 1,240,525 |
| 3. Current income from leasing operations | 0 | 0 |
| 4. Interest income from securities | 41,882 | 101,667 |
| 5. Other interest and similar income | 2,556 | 4,347 |
| **6. Total interest and similar income** | **1,216,656** | **2,026,795** |
| | | |
| **Interest and similar expenses** | | |
| *7. Interest expenses on liabilities to banks* | 514,183 | 717,437 |
| 8. Interest expenses on liabilities to customers | 667,125 | 888,512 |
| 9. Interest expenses on certificated liabilities | 55,041 | 41,109 |
| 10. Rental costs | 27,506 | 34,516 |
| **11. Total interest and similar expenses** | **1,263,855** | **1,681,574** |
| **12. Net interest and similar income (loss) (item 6 minus item 11)** | **(47,199)** | **345,221** |
| 13. Fee and commission income | 242,351 | 301,711 |
| 14. Fee and commission expenses | 16,648 | 17,842 |
| **15. Net fee and commission income (item 13 minus item 14)** | **225,703** | **283,869** |
| | | |
| **Other ordinary income** | | |
| *16. Income from foreign exchange, including currency translation gains* | 2,581,149 | 1,539,401 |
| 17. Income from securities and precious metals, gains on disposal of fixed assets, positive mark-to market adjustments to securities and precious metals | 299,261 | 366,288 |
| 18. Dividend income | 50 | 1,607 |
| 19. Sundry ordinary income | 6,635 | 12,792 |
| **20. Total other ordinary income** | **2,887,095** | **1,920,088** |
| **21. Net operating income (item 12 plus item 15 plus item 20)** | **3,065,599** | **2,549,178** |
| | | |
| **Other ordinary expenses** | | |
| 22. Personnel expenses | 72,889 | 247,883 |
| 23. Occupancy and maintenance, depreciation of fixed assets and other administrative expenses | 196,786 | 268,223 |
| *24. Expenses on foreign exchange, including currency translation losses* | 2,534,038 | 1,422,282 |
| 25. Expenses on securities and precious metals, losses on disposal of fixed assets, negative mark-to market adjustments to securities and precious metals | 42,954 | 254,748 |
| 26. Sundry ordinary expenses | 127,752 | 169,405 |
| **27. Total other ordinary expenses (sum of items 22 through 26)** | **2,974,419** | **2,362,541** |
| **28. Gross operating profit (item 21 minus item 27)** | **91,180** | **186,637** |
| 29. Provision for credit losses, net | 60,718 | 275,278 |
| 30. Value adjustments to securities, net | 5,216 | (8,070) |
| 31. Other provisions, net | 0 | 390 |
| **32. Profit (loss) before extraordinary items and taxes (item 28 minus item 29 minus item 30 minus item 31)** | **25,246** | **(80,961)** |
| 33. Extraordinary income/(expenses), net | 0 | 0 |
| ***34. Profit (loss) before taxation (item 32 plus item 33)*** | **25,246** | **(80,961)** |
| **35. Tax on profit*** | **164** | **1,249** |
| 36. Deferred tax on profit | 0 | 0 |
| 36a. Exceptional expenses, net of tax | 0 | 2,539 |
| **37. Profit (loss) for the year(item 34 minus item 36 minus item 36a)** | **25,246** | **(83,500)** |

*) This item is not deducted from the calculation of profit (loss) for the year, being disclosed for reference only. The entry «Tax on Profit» includes also tax on both revenues from Treasury debt securities and local taxes.

**Gross Revenues,** % of total



100
80
60
40
20
0
All other
Reversals of provisions
Fees and commissions
Foreign exchange
Securities
Lending
2000
2001


**Fee and Commission Income,**
RUR thousands



350,000
280,000
210,000
140,000
70,000
0
All other
Cash collection and transportation
Guarantees
Payments
Cash disbursements
2000
2001


at the rates established by the RF Ministry of Finance. All other fixed assets (construction-in-progress, stationery, etc.) are accounted for at cost.

The Bank's activity in 2001 was focused on the efficient use of invested capital. All our lines of business performed well during in 2001.
Interest revenues went up 66% versus the year 2000, while interest and similar expenses increased only by 33%. As a result, we posted net interest income of RUR 345,221 thousand for the year ended 31 December 2001.
Net gains on securities amounted to RUR 111,540 thousand, and net foreign exchange earnings totalled RUR 117,119 thousand in 2001.
Net fees and commissions continued to grow and reached RUR 283,869 thousand for the reported year.
Gross operating profit showed a considerable twofold increase from RUR 91,180 thousand in 2000 to RUR 186,637 thousand in 2001.
In the course of the year under review, we applied a conservative credit policy aimed at the gradual reduction of non-performing and low profitability loans extended to customers which were unable to restore their business activity back to the pre-crisis levels.
In 2001, the Managing Board of the Bank decided to bring our credit quality review procedures to internationally recognized standards. As a consequence of these efforts, more stringent provisioning requirements were applied, thus increasing the non-performing loans coverage.
Accordingly, in 2001 we charged to the P&L account RUR 851,970 thousand of new and additional provisions for credit risks, while reversals to the credit of the P&L account of the previously established allowances totalled RUR 576,692 thousand.
In 2001, we posted a negative financial result, which was attributable directly to the increased net provisions for credit and similar risks.

# Asset Quality and Credit Risk Management

| INTEREST-EARNING ASSETS RUR in thousands | 31.12.2000 | | 31.12.2001 | |
|---|---|---|---|---|
| | Amount | % of total | Amount | % of total |
| **Lending to corporate customers** | | | | |
| **Short-term loans and advances, including discounted bills and notes** | **3,808,891** | **46.0** | **4,238,720** | **43.5** |
| of which in roubles | 2,403,931 | 29.0 | 3,307,650 | 34.0 |
| of which in foreign currencies | 1,404,960 | 17.0 | 931,070 | 9.5 |
| **Long-term loans and advances** | **2,065,183** | **24.9** | **2,510,420** | **25.8** |
| of which in roubles | 281,448 | 3.4 | 522,649 | 5.4 |
| of which in foreign currencies | 1,783,735 | 21.5 | 1,987,771 | 20.4 |
| **Past due loans and advances** | **83,994** | **1.0** | **4,032** | **0** |
| of which in roubles | 83,994 | 1.0 | 4,032 | 0 |
| of which in foreign currencies | 0 | | 0 | |
| **Total lending to corporate customers** | **5,958,068** | **71.9** | **6,753,172** | **69.3** |
| Lending to private customers | | | | |
| Loans and advances in roubles | 872,302 | 10.5 | 1,249,271 | 12.8 |
| Loans and advances in foreign currencies | 45,442 | 0.6 | 113,249 | 1.2 |
| Past due loans and advances in roubles | 235 | | 0 | |
| **Total lending to private customers** | **917,979** | **11.1** | **1,362,520** | **14.0** |
| **Lending to banks** | | | | |
| Loans and advances in roubles | 131,985 | 1.6 | 522,952 | 5.4 |
| Loans and advances in foreign currencies | 309,988 | 3.7 | 169,258 | 1.7 |
| Past due loans and advances in roubles | 0 | | 0 | |
| **Total lending to banks** | **441,973** | **5.3** | **692,210** | **7.1** |
| **Debt securities** | | | | |
| Debt securities denominated in roubles | 73,388 | 0.9 | 65,640 | 0.7 |
| Debt securities denominated in foreign currencies | 890,136 | 10.8 | 866,527 | 8.9 |
| **Total debt securities** | **963,524** | **11.7** | **932,167** | **9.6** |
| **Total interest-earning assets** | **8,281,544** | **100.0** | **9,740,069** | **100.0** |
| of which in roubles | 3,847,283 | 46.4 | 5,672,194 | 58.2 |
| of which in foreign currencies | 4,434,261 | 53.6 | 4,067,875 | 41.8 |

Our 'working' assets are well diversified across almost all areas of banking business. However, lending to corporate customers, financial institutions and private individuals continued to be the Bank's core activity.

Our loan portfolio is Vozrozhdeniye's largest asset that accounted for 90.4% of the total interest-earning assets at 2001 year-end.
Short-term loans and advances to corporate customers grew by 11.3% in aggregate from RUR 3,808,891 thousand at the end of 2000 to RUR 4,238,720 thousand at end-2001. Rouble-denominated loans increased by 37.6% over the reporting period.
The Bank's holdings of debt securities represented almost 10% of the total interest-earning assets. At the same time, these securities generated 8.6% of the Bank's total net revenues in 2001, as compared to 6.9% in the previous year. The strategy for fixed income products in 2001 was dominated by the focus on foreign currency-denominated Russian Government debt instruments including domestically issued obligations and eurobonds.
We have been systematically working to improve the overall quality of the Bank's loan portfolio. In particular, this was reflected in the massive reduction both in our non-performing exposures (some of which were the consequences of the 1998 crisis) and in low profitability loans. In 2001, the aggregate amount of past due loans and advances decreased by 20 times. The Bank extended new credits to reliable customers during 2001.
The risk profile of our assets is determined to a significant extent by the quality of their major component – the lending portfolio.
Our credit policy is designed to provide lendings to enterprises with sound financial standing that operate in the real sector of the economy and provide the Bank with liquid collateral. Our credit policy is also aimed at credit risks diversification particularly by extending loans to a large number of economically and legally independent customers.
To mitigate credit risks, it is important to have in place a well-organized credit process. As part of our efforts in this area, we have prepared and regularly update The Guidelines for the Management of the Bank's Funds Denominated in Roubles and Foreign Currencies. This document sets forth our lending principles, the credit request and approval process, and loan origination procedures.
The Credit and Investment Committee is responsible for formulating and implementing the Bank's credit policy and for the management of credit risks. All credit risk-related issues are subject to detailed analysis and approval by the Committee.
To ensure diversification of risks, the Bank limits its exposure to any single counterparty. At 2001 year-end, the aggregate amount of large credit exposures in relation to the Bank's qualifying capital and reserves was significantly lower than the minimum limit set by the Central Bank of Russia.
The following table presents the comparison between required and actual credit risk ratios.

| | Required Ratio | Actual Ratio | |
|---|---|---|---|
| | | 31.12.2000 | 31.12.2001 |
| Aggregate amount of large credit exposures/Capital and reserves (N7 Ratio) | max. 800.0% | 285.0% | 379.9% |
| Aggregate amount of exposures to insiders (including 50% of off-balance sheet positions)/Capital and reserves (N10 Ratio) | max. 2.0% | 0.3% | 0% |

**Interest Earning Assets,** % of total


100
80
60
40
20
0
Debt securities
Lending to banks
Lending to private customers
Lending to corporate customers — long-term
Lending to corporate customers — short-term
31.12.2000
31.12.2001

**Credit Portfolio by Risk Gradings at 31 Dec. 2000**


Loss
2,3%
Doubtful
0,7%
Substandard
9,2%
Standard
87,8%

## Allowance for Credit Losses

The quality of our loan portfolio remained sound with 'standard', or practically risk-free loans – according to the Central Bank of Russia's four-grading credit exposures classification and provisioning criteria – prevailing in our lending book throughout the year under review.

| ALLOWANCE FOR CREDIT LOSSES: RUR thousands | | |
|---|---|---|
| **Allowance for credit losses at the beginning of the year** | **196,207** | **251,038** |
| **Allowance for credit losses at the end of the year** | **251,038** | **322,754** |
| **Lending to customers and banks at the end of the year (gross)** | **7,318,020** | **8,807,902** |
| of which past due loans and advances | 84,229 | 4,032 |
| Past due loans and advances/Gross lending — % at year-end | 1.1 | 0.05 |
| Allowance for credit losses/Gross lending — % at year-end | 3.43 | 3.66 |
| Allowance for credit losses/Past due loans and advances — % at year-end | 298.0 | 80 times |

**Credit Portfolio by Risk Gradings at 31 Dec. 2001**


Loss
1,3%
Doubtful
0,1%
Substandard
7,1%
Standard
91,5%

Vozrozhdeniye's provisions for credit risks are determined in strict compliance with the regulations of the Central Bank of Russia.
As from 1 January 2001 banks must maintain an allowance for credit losses at a minimum of 100% of the provisioning requirements. We have complied with these requirements. In 2001, the aggregate amount of allowances for losses, offset against lendings to customers and banks, increased by 29%, which was due primarily to the expansion of our loan portfolio. The share of past due loans and advances in the total gross lending volume decreased to 0.05% at 31 December 2001. It should be once again noted that this significant reduction in past due lendings reflects our continuous efforts to control the quality of the Bank's loan portfolio.

**RUR/USD Exchange Rates,** in 2001


31.0000
30.5000
30.0000
29.5000
29.0000
28.5000
28.0000
27.5000
27.0000
01.01
01.02
01.03
01.04
01.05
01.06
01.07
01.08
01.09
01.10
01.11
01.12
01.01

## Currency Risk

The Bank's assets are predominantly stated in US Dollars. As the Russian Rouble depreciates gradually against major currencies, we continue to maintain a net long position in US Dollars. In measuring currency risk, we take into account the quality of assets denominated in each of the currencies being used, especially the quality of our lending book.
The existing currency risk is managed under a centralized concept. Relevant limits are set for our branches and other operating units, and the strict adherence to these limits is closely monitored on an ongoing basis.

## Liabilities and Liquidity Risk Management

Vozrozhdeniye's overall funding, being well diversified by product, currency and maturities, consists of our own equity capital, private and corporate customers' deposits, balances on legal entities' settlement and budgetary accounts, funds provided by the World Bank, and loans from the Central Bank of Russia.

The expanded client base and the improved quality of our services enabled us to increase the volume of customer funds – the principal source of financing the Bank's activities – across almost all deposit categories in roubles and foreign currencies.

**DEPOSITS: RUR thousands**

| | 31.12.2000 | | 31.12.2001 | |
|---|---|---|---|---|
| | Amount | % of total | Amount | % of total |
| **Customer accounts and deposits** | | | | |
| **Corporate customers** | **5,497,691** | **60.9** | **6,646,927** | **57.8** |
| of which accounts and deposits in roubles | 4,394,611 | 48.7 | 5,328,154 | 46.4 |
| of which accounts and deposits in foreign currencies | 1,103,080 | 12.2 | 1,318,773 | 11.4 |
| **Private customers** | **1,425,910** | **15.8** | **2,847,078** | **24.8** |
| of which accounts and deposits in roubles | 631,480 | 7.0 | 1,574,549 | 13.7 |
| of which accounts and deposits in foreign currencies | 794,430 | 8.8 | 1,272,529 | 11.1 |
| **Total customer accounts and deposits** | **6,923,601** | **76.7** | **9,494,005** | **82.6** |
| **Deposits by banks** | | | | |
| **Settlement accounts** | **122,583** | **1.4** | **180,443** | **1.6** |
| of which in roubles | 122,341 | 1.4 | 140,995 | 1.2 |
| of which in foreign currencies | 242 | 0 | 39,448 | 0.4 |
| **Time deposits** | **1,585,449** | **17.5** | **1,070,210** | **9.3** |
| of which in roubles | 1,307,717 | 14.4 | 933,510 | 8.1 |
| of which in foreign currencies | 277,732 | 3.1 | 136,700 | 1.2 |
| **Total deposits by banks** | **1,708,032** | **18.9** | **1,250,653** | **10.9** |
| **Other deposits** | | | | |
| **Certificates of deposit** | **133,406** | **1.5** | **295,817** | **2.6** |
| of which denominated in roubles | 133,406 | 1.5 | 295,817 | 2.6 |
| Promissory notes | 261,076 | 2.9 | 453,849 | 3.9 |
| of which denominated in roubles | 198,748 | 2.2 | 195,899 | 1.7 |
| of which denominated in foreign currencies | 62,328 | 0.7 | 257,950 | 2.2 |
| **Total other deposits** | **394,482** | **4.4** | **749,666** | **6.5** |
| **Total deposits** | **9,026,115** | **100.0** | **11,494,324** | **100.0** |
| of which in roubles | 6,788,303 | 75.2 | 8,468,924 | 73.7 |
| of which in foreign currencies | 2,237,812 | 24.8 | 3,025,400 | 26.3 |

Total deposits grew by 27% to RUR 11,494,324 thousand at 2001 year-end, of which 73.7% was represented by rouble-denominated deposits.
The growth in the volume of funds placed with us was driven by an increase in our customer accounts and deposits which amounted to RUR 9,494,005 thousand, or 82.6% of our total deposits, at the end of 2001. Balances on corporate settlement and current accounts climbed by 21% from RUR 5,497,691 thousand to RUR 6,646,927 thousand at end-2001. Private customer deposits surged from RUR 1,425,910 thousand to RUR 2,847,078 thousand, or a twofold rise over the previous year.
*In 2001, the amount of certificates of deposits sold to the Bank's clients went up by 2.2 times,* and the volume of the promissory notes issued by Vozrozhdeniye rose by 74%.
Deposits by banks decreased both in absolute terms and in proportion to total deposits, which was mainly caused by the partial repayment of the loans extended by the Central Bank of Russia. As part of the post-crisis stabilization package, two loans of a total principal of RUR 1,250 million were granted to us by the Bank of Russia. Repayments under these loans were made as scheduled by the Central Bank of Russia. As of 31 December 2001, the first loan was fully paid off. The remaining principal balance of RUR 800 million is scheduled for full repayment in July 2002.
The Bank's Policy for Liquidity Measurement and Management provides key definitions, liquidity management goals and principles, and stipulates the distribution of authorities in those areas. Our liquidity is maintained at the levels sufficient to fulfil all of the liquidity requirements imposed by the Central Bank of Russia. The 'Quick liquidity (N2) ratio', 'Current liquidity (N3) ratio', 'Long-term liquidity (N4) ratio' and 'Overall liquidity (N5) ratio' are all within the limits

**Deposits,** % of total


100
80
60
40
20
0
31.12.2000
31.12.2001
Promissory notes
Certificates of deposits
Time deposits — banks
Settlement accounts — banks
Accounts and deposits — private customers
Accounts and deposits — corporate customers

| | Required Ratio | Actual Ratio | |
|---|---|---|---|
| | | **31.12.2000** | **31.12.2001** |
| Highly liquid assets/Liabilities repayable on demand (**N2 Ratio**) | **min. 20.0%** | **51.4%** | **57.2%** |
| Liquid assets/Aggregate amount of liabilities repayable on demand and liabilities with a remaining term to maturity of less than 30 days (**N3 Ratio**) | **min. 70.0%** | **72.4%** | **72.0%** |
| Loans and guarantees with a remaining term to maturity of more than one year/Aggregate amount of capital and liabilities with a remaining term to maturity of more than one year (**N4 Ratio**) | **max. 120.0%** | **39.1%** | **48.6%** |
| Liquid assets/Total assets (**N5 Ratio**) | **min. 20.0%** | **25.3%** | **33.5%** |

specified in the Central Bank of Russia's Instruction No. 1 'On Regulation of Commercial Banks' Activity' as of 1 October 1997.
The required and actual liquidity ratios are presented in the following table:

The Bank manages liquidity by matching the maturities of its assets and liabilities. Our Asset and Liability Management Committee is responsible for overseeing all liquidity management activities of the entire Bank.

# Interest Rate Risk

For lower inflation as well as for the stable base rate of the Central Bank base rate (remaining unchanged at a level of 25 % per annum throughout the whole year under review) and for decreased market rates, we paid considerable attention to managing interest rate risk. In this respect, we strive to preserve interest margins at the levels sufficient to cover overhead costs and to generate profits.

**Refinancing Rate by the Central Bank of Russia,** % per annum


60
50
40
30
20
10
0
01.01 01.02 01.03 01.04 01.05 01.06 01.07 01.08 01.09 01.10 01.11 01.12 01.01
2000
2001

Our exposure to interest rate risk is insignificant as the majority of commercial lending and business customer deposit agreements contain a special clause that allows the Bank to change interest rates in line with market movements. The only exceptions are liabilities evidenced by paper (certificates of deposit and promissory notes) and private customer deposits, for which interest rates are fixed over the entire life of a relevant instrument.

The Bank can thus react quickly to the shifting interest rate environment, thus securing the targeted figure of interest earnings.

Standard (reference) costs for obtaining external funds are set in The General Principles for Management of the Bank's Funds – a special document approved by our Managing Board.

**Share Capital by Shareholdings,**
% of total at 2001 year-end



Institutional investors
17,23%
Private individuals
18,26%
Non-residents
15,66%
Other legal entities
48,85%


On 13 December 2001 the Central Bank of Russia approved the results of our 15th offering of shares. In order to convert all of our equity shares to the single face value amount – RUR 10 per each share – the Supervisory Board of the Bank proposed at its meeting held on 29 June 2001 to issue 9 additional preference shares with fixed dividend (RUR 1 face value). Taking into account the technical character of the additional share issue and the insignificant amount of shares to be issued, we opted for private placement techniques. All newly issued shares were placed among the Bank's employees at a price of RUR 1 per preference share.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders, we plan to consolidate registered documentary preference shares with fixed dividend in proportion of 10 existing shares to 1 newly issued share. As a result of the proposed transaction, all of the Bank's equity shares will be converted to the single face value amount – RUR 10 each.

At 31 December 2001, the Bank had 8,292 shareholders of record, including 1,036 legal entities (non-residents, institutional investors and other customers) which hold 81.74% of the Bank's share capital.

During 2001, Vozrozhdeniye's shares were quoted within the Russian Trading System (RTS) and the National Quotation System – the market for Russian equities established by the National

**CAPITAL AND RESERVES**

| | 31.12.2000 | 31.12.2001 |
|---|---|---|
| **Capital and reserves - RUR in thousands** | **1,450,089** | **1,215,877** |
| Capital and reserves per ordinary shares – RUR | 128.9 | 108.1 |
| Market price/Capital and reserves per ordinary shares | 0.19 | 0.21 |
| Market capitalization – RUR in thousands | 272,489 | 147,767 |
| **Share capital — RUR in thousands** | **145,432** | **145,432** |
| **Number of shares outstanding:** | | |
| Ordinary shares (RUR 10 face value) | 11,248,753 | 11,248,753 |
| Preference shares with fixed dividend (RUR 1 face value) | 12,945,041 | 12,945,050 |
| Convertible preference shares (RUR 10 face value) | 1,999,941 | 1,999,941 |

Association of Stock Market Participants (NAUFOR). The overall number of the Bank's stocks traded via the RTS totalled 539 thousand, and the total trading volume on that market reached USD 123 thousand.

The Bank's ordinary shares in the form of American Depositary Receipts (ADRs) were listed on the stock exchanges in Berlin, Frankfurt and Stuttgart.

The aggregate number of Vozrozhdeniye's ADRs traded there in 2001 was 251 thousand. During the year, the price for the Bank's ADRs fluctuated in a range from USD 1.54 to USD 3.88 per ADR, with the average price standing at USD 2.53 per ADR.

Holders of ADRs owned 3.8% of the Bank's share capital at 31 December 2001.

**ADRs Statistics – German Stock Exchanges,**
2001



100,000
10,000
1,000
100
10
1
Units
4,00$
3,00$
2,00$
1,00$
0,00$
01.01
21.01
10.02
02.03
22.03
11.04
01.05
21.05
10.06
30.06
20.07
09.08
29.08
18.09
08.10
28.10
17.11
07.12
27.12
Trading volume (units)
Price per ADR

# THE FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL ACCOUNTING STANDARDS

| VOZROZHDENIYE BANK BALANCE SHEET IN ACCORDANCE WITH IAS AT 31 DECEMBER 2001 – RUR in millions | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | 1,305 |
| Mandatory cash balances with the Central Bank of Russia | 748 |
| Securities available for sale | 1,370 |
| Due from banks | 515 |
| Loans and advances to customers | 6,496 |
| Other investments | 86 |
| Accrued interest income | 167 |
| Other assets | 128 |
| Premises and equipment | 1,329 |
| **Total assets** | **12,144** |
| **Liabilities and shareholders' equity** | |
| Due to banks | 424 |
| Customer accounts | 7,984 |
| Accrued interest expense | 126 |
| Other liabilities | 45 |
| Other borrowed funds | 2,668 |
| Long-term subordinated loans | 422 |
| Convertible preference shares | 180 |
| **Total liabilities** | **11,849** |
| **Shareholders' equity** | |
| Share capital and reserves | 3,753 |
| Share premium | 586 |
| Accumulated deficit | (4,044) |
| **Total shareholders' equity** | 295 |
| **Total liabilities and shareholders' equity** | **12,144** |

| VOZROZHDENIYE BANK INCOME STATEMENT IN ACCORDANCE WITH IAS FOR THE YEAR ENDED 31 DECEMBER 2001 – RUR in millions | |
|---|---|
| Interest income on loans | 902 |
| Interest income on securities | 156 |
| Interest expense | (678) |
| Net interest income | 380 |
| Recovery of provision / (provision) for losses on loans and advances | 513 |
| **Net interest income / (Negative interest margin) after provision for losses on loans and advances** | **893** |
| Gains less losses arising from securities | 544 |
| Gains less losses arising from dealing in foreign currencies | 54 |
| Foreign exchange translation gains less losses | 60 |
| Fee and commission income | 302 |
| Fee and commission expense | (17) |
| (Provision) for / recovery of provisions for credit related commitments | (33) |
| Other operating income | 39 |
| Net revenues | 1,842 |
| **Operating expenses** | **(1,102)** |
| Recovery of losses on forward foreign exchange contracts | 0 |
| Gains from disposal of other investments | 0 |
| Provision for diminution in value of other investments | (15) |
| Provision against other assets | (13) |
| Monetary gain | 376 |
| **Profit before taxation** | **1,088** |
| Taxation | (1) |
| **Net profit** | **1,087** |

All listed companies in the European Union (EU) member states are required to use International Accounting Standards (IAS) for their financial reporting beginning the year 2005. The joint statement by the Government of the Russian Federation and the Central Bank of Russia dated 7 April 2001 provides for the transition of the accounting and reporting requirements for Russian banks to IAS from 1 January 2004.
Based on this, Vozrozhdeniye has prepared the financial statements, the content and structure of which comply with International Accounting Standards.

In preparing its financial statements, the Bank adopted IAS 29, Financial Reporting in Hyperinflationary Economies. In accordance with IAS 29, the Bank's financial statements have been adjusted to reflect the effects of the change in the purchasing power of the Russian Rouble based on general price index in Russia.

**ADJUSTMENTS AND RECLASSIFICATIONS MADE TO THE STATUTORY INCOME STATEMENT FOR THE PURPOSE OF IAS PRESENTATION – RUR millions**

| | IAS reporting | Statutory reporting | Differences | Comments |
|---|---|---|---|---|
| Interest and similar income | 1,058 | 2,027 | (969) | Deduction of interest earned on intra-bank movements of funds and reversal of revenues earned in 2000. |
| Interest and similar expenses | (678) | (1,682) | 1,004 | Deduction of interest charged to intra-bank movements of funds. |
| Net fee and commission income | 285 | 285 | 0 | |
| Other ordinary income | 39 | 1,920 | (1,881) | Gains and losses arising from securities and dealing in foreign currencies were deducted from Total other ordinary income and Total other ordinary expenses, respectively, as gains and losses arising from these operations are normally reported on a net basis under IAS. |
| Other ordinary expenses | (1,102) | (2,363) | 1,261 | |
| Gains less losses arising from securities | 544 | | 544 | |
| Gains less losses arising from dealing in foreign currencies | 54 | | 54 | |
| Foreign exchange translation gains less losses | 60 | | 60 | |
| Monetary gain | 376 | | 376 | Adoption of IAS 29. |
| Recovery of / (provision) for losses on loans and advances | 452 | (268) | 720 | Differences in provisioning methods. |
| Profit / (loss) before taxation | 1,088 | (81) | 1,169 | |
| Taxation | (1) | | (1) | |
| Exceptional expenses, net of tax | | (3) | 3 | |
| Profit / (loss) for the year | 1,087 | (84) | 1,171 | |

The amount of profit calculated under IAS is larger than that reported in the statutory accounts due to the following:

- *reversal of provisions for loans and advances*
- *restatement of the accounting records in accordance with IAS 29 with the resulting monetary gain included in profit*
- *deduction of interest and other costs incurred in previous years from the current year profit.*

The amount of the Bank's assets, liabilities and balance sheet-total reported in the IAS-based statements differ from those recorded in the statutory accounts due to the restatement of premises and equipment in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies and differences in accounting for other liabilities.


assistance
Vozrozhdeniye Bank
Co-operative spirit, responsiveness, comity, sense of partnership help us to form a strong relations with customers and communities.

# INFORMATION FOR SHAREHOLDERS, INVESTORS AND CUSTOMERS

## Management of the Bank

General Meeting of Shareholders
Supervisory Board
Chairman of the Managing Board
Managing Board

## Supervisory Board

**Yury M. Marinitchev**
Chairman of the Supervisory Board, Chairman of the Board, The Moscow Regional Consumer Co-operatives Union

**Dmitry L. Orlov**
Deputy Chairman of the Supervisory Board, Chairman of the Managing Board, Vozrozhdeniye Bank

**Viktor A. Afonin**
Deputy General Director, Almaziuvelirexport Foreign Trade Society

**Boris F. Borin**
General Director, Electrostal Metallurgical Works

**Pavel I. Chelpan**
Head of the Stupino District Administration, Moscow Region

**Nikolay Ya. Demin**
Chairman of the Board and General Director, Mikoyanovsky Meat Processing Factory

**Aleksandr V. Dolgopolov**
Deputy Chairman of the Managing Board, Head of the Development Department, Vozrozhdeniye Bank

**Lyudmila A. Goncharova**
*Deputy Chairman of the Managing Board, Vozrozhdeniye Bank*

**Valentina M. Kabanova**
Volokolamsk Branch Manager, Vozrozhdeniye Bank

**Piotr D. Katsyv**
General Director, Mostransavto Motor Transport Company

**Yury V. Korablin**
Head of the Khimki District Administration, Moscow Region

**Igor V. Lavrik**
Director, Evakor A/O Company Subsidiary

**Tamara I. Luzhina**
Head of the Financial Department, Vozrozhdeniye Bank

**Otari L. Margania**
Advisor for General Director, First Investment Corporation

**Valery A. Miroshnikov**
Deputy General Director, The State Agency for Credit Institutions Restructuring

**Mark M. Nakhmanovich**
Deputy Chairman of the Managing Board, Vozrozhdeniye Bank

**Inessa V. Nikolayeva**
Member of the Supervisory Board

**Nikolai D. Orlov**
Deputy Chairman of the Managing Board, Vozrozhdeniye Bank

**Victor V. Semenov**
Chairman of the Supervisory Board, Belaya Dacha Agricultural Company

**Dmitry A. Strashok**
Deputy Chairman of the Managing Board, Vozrozhdeniye Bank

**Nikolai S. Zatsepin**
General Director, Mozhaisk Wholesale and Retail Trade Company

**Marina A. Zinovina**
Financial Director, The State Agency for Credit Institutions Restructuring

## Managing Board

**Dmitry L. Orlov**
Chairman of the Managing Board and President

**Tatiana F. Gavrilkina**
Head of the Liquidity Management Department

**Lyudmila A. Goncharova**
Deputy Chairman of the Managing Board

**Aleksandr V. Dolgopolov**
Deputy Chairman of the Managing Board, Head of the Development Department

**Oleg V. Kharlamov**
Head of the Administrative and Personnel Department

**Sergey V. Lenkov**
Centralny Branch Manager

**Tamara I. Luzhina**
*Head of the Financial Department*

**Mark M. Nakhmanovich**
*Deputy Chairman of the Managing Board*

**Nikolai D. Orlov**
Deputy Chairman of the Managing Board

**Dmitry A. Strashok**
Deputy Chairman of the Managing Board

## Audit Committee

**Vladimir P. Rassadnikov**
Chairman of the Audit Committee, Director for Economy, Machine-Building Plant

**Tamara N. Lapinskaya**
Deputy Head of the Financial Department, Vozrozhdeniye Bank

**Svetlana A. Markina**
Chief Internal Ledger Accountant of the Financial Department, Vozrozhdeniye Bank

# Branch and Office Directory

## Moscow

**Centralny Branch.** Branch manager: Sergey V.Lenkov. Main office: 7/4 Luchnikov Pereulok, 103696 Moscow, Russia. (095) 929 1882

**Ilyinsky Branch.** Branch manager: Vakhtang Yu. Djariani. Main office: 7 Leningradsky Prospect, 125040 Moscow, Russia. (095) 946 1908

**Ostankinsky Branch.** Branch manager: Natalia V. Barkhotkina Main office: 31, Building 2, Obraztsova Street, 127018 Moscow, Russia. (095) 289 1166

**Ulyanovsky Branch.** Branch manager: Aleksandr V. Bolhovitin. Main office: 33, Block 4, Vesyolaya Street, 115541 Moscow, Russia. (095) 325 0616
Additional offices: 50, Sovetskaya Street, 142700 Vidnoye, Moscow Region, Russia. (095) 541 7845
Gorky Kolkhoz Building, 140714 Molokovo Village, Lenin District, Moscow Region, Russia. (095) 549 1130

## Moscow Region

**Bronnitsy Branch.** Branch manager: Zinaida N. Shepeleva. Main office: 52 Novo Bronnitskaya Street, 140170 Bronnitsy, Moscow Region, Russia. (095) 950 8710

**Chekhov Branch.** Branch manager: Raisa P. Petrykina. Main office: 22 Chekhova Street, 142300 Chekhov, Moscow Region, Russia. (272) 2 1893

**Dmitrov Branch.** Branch manager: Vitaly M. Solovyov. Main office: 1 Sovetskaya Square, 141800 Dmitrov, Moscow Region, Russia. (095) 993 9342
Additional offices: 17 Karl Marx Street, 141900 Taldom, Moscow Region, Russia. (220) 2 0031
4 Konyarova Street, 141840 Yakhroma, Dmitrov District, Moscow Region, Russia. (222) 5 1266
27 Lenigradskaya Street, 141980 Dubna, Moscow Region, Russia (221) 4 8118

**Domodedovo Branch.** Branch manager: Tatiana A. Fomicheva. Main office: 54a Kashirskoye Shausse, 142040 Domodedovo, Moscow Region, Russia. (095) 546 8750
Cash office: 1 Kashirskoye Shausse, 142040 Domodedovo, Moscow Region, Russia. (279) 4 1359

**Elektrostal Branch.** Branch manager: Natalia A. Gnedkova. Main office: 16 Pobedy Street, 144007 Elektrostal, Moscow Region, Russia. (257) 7 0845
Additional offices: 1 Karl Marx Street, 144006 Elektrostal, Moscow Region, Russia. (257) 5 4946
21 Krasnaya Street, 144005 Elektrostal, Moscow Region, Russia (257) 4 6624

**Istra Branch.** Branch manager: Vera A. Oulitina. Main office: 81 Lenina Street, 143500 Istra, Moscow Region, Russia. (095) 994 5441
Additional office: 19 Yubileynaya Street, 143500 Istra, Moscow Region, Russia. (231) 3 0534

**Kashira Branch.** Branch manager: Tatiana A. Mourashkina. Main office: 12 Sovetskaya Street, 142900 Kashira, Moscow Region, Russia. (269) 3 1984

**Khimki Branch.** Branch manager: Sergey S. Pushkin. Main office: 22/1 Moskovskaya Street, 141400 Khimki, Moscow Region, Russia. (095) 572 2466
Cash office: 22/1 Moskovskaya Street, 141400 Khimki, Moscow Region, Russia. (095) 572 2130

**Klin Branch.** Branch manager: Olga N. Kalenova. Main office: 8 Karl Marx Street, 141600 Klin, Moscow Region, Russia. (095) 539 8049

**Kolomna Branch.** Branch manager: Lev N. Primov. Main office: 340 Oktyabrskoy Revolutsiyi Street, 140408 Kolomna, Moscow Region, Russia. (26) 12 5523
Additional office: 18 Kirova Proezd, 140411 Kolomna, Moscow Region, Russia. (26) 14 3651

**Krasnogorsk Branch.** Branch manager: Irina L. Zlenko. Main office: Golievo Village, 143400 Krasnogorsk 5, Moscow Region, Russia. (095) 561 0825.
Additional office: 8 Rechaya Street, 143400 Krasnogorsk, Moscow Region, Russia. (095) 564 1184
Cash offices: 21a Lenina Street, 143400 Krasnogorsk, Moscow Region, Russia. (095) 563 8832
3 Raitsentr, GIBDD, 143400 Krasnogorsk, Moscow Region, Russia. (095) 564 7688

**Kurovskoye Branch.** Branch manager: Marina S. Okouneva. Main office: 52 Sorok Let Oktiabrya Street, 142640 Kourovskoye, Orekhovo-Zuyevo District, Moscow Region, Russia. (24) 11 6212
Additional office: 3 Cenralny Boulevard, 142600 Orekhovo Zuevo, Moscow Region, Russia. (24) 16 1076

**Lotoshino Branch.** Branch manager: Aleksandra P. Vasiukova. Main office: 2 Pochtovaya Street, 143800 Lotoshino Town, Moscow Region, Russia. (228) 1 0164

**Lukhovitsy Branch.** Branch manager: Viktor V. Goncharov. Main office: 4 Gorkogo Street, 140500 Lukhovitsy, Moscow Region. Russia. (263) 2 4903

**Lyubertsy Branch.** Branch manager: Lydmila B. Yedykova. Main office: 3 Krasnoarmeiskaya Street, 140005 Lyubertsy, Moscow Region, Russia. (095) 559 9472

**Mikhnevo Branch.** Branch manager: Galina V. Sapronova. Main office: 1 Gorkogo Street, 142840 Mikhnevo Town, Moscow Region, Russia. (264) 7 1937

**Mozhaisk Branch.** Branch manager: Yevdokiya I. Kovbasenko. Main office: 4 Krasnykh Partizan Street, 143200 Mozhaisk, Moscow Region, Russia. (238) 4 4144
Additional offices: Torgovaya Street, 143260 Ouvarovka Village, Mozhaisk District, Moscow Region, Russia. (238) 5 5431
93 Mira Street, 143200 Mozhaisk, Moscow Region, Russia. (238) 2 1806

**Naro-Fominsk Branch.** Branch manager: Nadezhda V. Morozova. Main office: 9 Marshala Zhukova Street, 143300 Naro Fominsk, Moscow Region, Russia. (095) 592 1809
Additional office: 65 Aprelevskaya Street, 143360 Aprelevka, Moscow Region, Russia. (095) 436 5122

**Noginsk Branch.** Branch manager: Olga F. Slyshankova. Main office: 81 Rogozhskaya Street, 142400 Noginsk, Moscow Region, Russia. (095) 524 5258
Additional office: 6 Zheleznodorozhny Proezd, 142500 Pavlovsky Posad, Moscow Region, Russia. (243) 2 3133

**Odintsovo Branch.** Branch manager: Rimma N. Pankova. Main office: 16 Marshala Zhukova Street, 143000 Odintsovo, Moscow Region, Russia. (095) 593 5629
Cash office: 6 Kommunalny Proezd, 143000 Odintsovo, Moscow Region, Russia. (095) 593 8228

**Podolsk Branch.** Branch manager: Valentina A. Rylkova. Main office: 11 Kirova Street, 142100 Podolsk, Moscow Region, Russia. (095) 333 8401
Cash office: 11 Kirova Street, 142100 Podolsk, Moscow Region, Russia. (27) 57 4569

**Pushkino Branch.** Branch manager: Tatiana V. Miklyaeva. Main office: 11 Moskovsky Prospekt, 141200 Pushkino, Moscow Region, Russia. (095) 993 5859
Additional office: 32 Pervomayskaya Street, 141250 Ivanteyevka, Moscow Region, Russia. (095) 513 2662

**Pushchino Branch.** Branch manager: Olga P. Beletskaya. Main office: G. Mikrorayon, 142292 Pushchino, Moscow Region, Russia. (27) 79 0590
Cash offices: 20 G. Mikrorayon, 142292 Pushchino, Moscow Region, Russia. (27) 79 0504
24a Kaminskogo Street, 300000 Tula, Russia. (0872) 36 6699

**Ramenskoye Branch.** Branch manager: Tatiana A. Kostikova. Main office: 3 Krasnoarmeiskaya Street, 140100 Ramenskoye, Moscow Region, Russia. (095) 556 6994

**Ruza Branch.** Branch manager: Irina G. Potapova. Main office: 27 Sotsialisticheskaya Street, 143100 Rouza, Moscow Region, Russia. (095) 598 1709
Cash office: 27 Sotsialisticheskaya Street, 143100 Rouza, Moscow Region, Russia. (227) 2 4234

**Sergiyev Posad Branch.** Branch manager: Tamara D. Teslya. Main office: 52 Krasnoy Armii Street, 141300 Sergiyev Posad, Moscow Region, Russia. (095) 921 0158

**Serebryaniye Prudy Branch.** Branch manager: Valentina E. Agapova Main office: 4 Yubileiny Mikrorayon, 142940 Serebryaniye Prudy Town, Moscow Region, Russia. (267) 2 1333

**Serpukhov Branch.** Branch manager: Tatiana S. Schwab. Main office: 3b Gorkogo Street, 142203 Serpoukhov, Moscow Region, Russia. (095) 257 4439
Additional office: 8 Pobedy Street, 142280 Protvino, Moscow Region, Russia. (27) 74 9964

**Shatura Branch.** Branch manager: Yekaterina N. Tarasova. Main office: 6 Sportivnaya Street, 140700 Shatura, Moscow Region, Russia. (245) 2 1709
Additional office: 14 Kosyakova Street, 140730 Roshal, Moscow Region, Russia. (245) 5 2406

**Shchyolkovo Branch.** Branch manager: Sergey N. Nikolaev. Main office: 5 Lenina Square, 141100 Shchyolkovo, Moscow Region, Russia. (095) 526 9341

**Solnechnogorsk Branch.** Branch manager: Nina P. Aksyonova. Main office: 1 Baranova Street, 141500 Solnechnogorsk, Moscow Region, Russia. (095) 994 0756

**Stoupino Branch.** Branch manager: Zinaida G. Koulikova. Main office: 56/30a Andropova Street, 142800 Stoupino, Moscow Region, Russia. (264) 7 5970
Additional office: Building 1, Promyshlennaya Street, 142850 Malino Village, Stoupino District, Moscow Region, Russia. (264) 5 5223
Cash office: 21 Andropova Street, 142800 Stoupino, Moscow Region, Russia. (264) 7 1453

**Volokolamsk Branch.** Branch manager: Valentina M. Kabanova. Main office: 10 Oktiabrskaya Square, 143600 Volokolamsk, Moscow Region, Russia. (236) 2 2472
Additional office: 36 1st Sovetskaya Street, 143700 Shakhovskaya Town, Moscow Region, Russia. (237) 3 3441
Cash offices: 6 Neroudnaya Street, 143611 Sychevo Town, Volokolamsk District, Moscow Region, Russia. (236) 2 2145
20 Tereshkova Street, 143620 Privokzalny Town, Volokolamsk District, Moscow Region, Russia. (236) 4 2276

**Voskresensk Branch.** Branch manager: Tamara P. Matvienko. Main office: 34 Pobedy Street, 140200 Voskresensk, Moscow Region, Russia. (244) 2 7177
Additional offices: 14 Kolomenskaya Street, 140200 Voskresensk 3, Moscow Region, Russia. (244) 3 3225
1 Rossiyskaya Street, 140250 Beloozersky Town, Moscow Region, Russia. (244) 5 1264
Cash office: OAO Voskresensk Lada, Novlyansky Kvartal, 130200 Voskresensk, Moscow Region, Russia. (244) 1 2537

**Yegorievsk Branch.** Branch manager: Lyudmila V. Baykova. Main office: 106/5 Sovetskaya Street, 140300 Egorievsk, Moscow Region, Russia. (240) 4 3392

**Zaraisk Branch.** Branch manager: Galina N. Shmatkova. Main office: 1 Ouritskogo Square, 140600 Zaraisk, Moscow Region, Russia. (266) 2 2832

**Zvenigorod Branch.** Branch manager: Tamara N. Starostina. Main office: 10 Pochtovaya Street, 143180 Zvenigorod, Moscow Region, Russia. (095) 992 5467

## Other Regions

**Barnaul Branch.** Branch manager: Tatiana V. Malakhova. Main office: 43a Avtotransportnaya Street, 656064 Barnaul, Altaisky Krai, Russia. (3852) 35 2291

**Kaliningrad Branch.** Branch manager: Tamara N. Konoplina. Main office: 12 Sovestky Prospekt, 236000 Kaliningrad, Russia. (0112) 55 4831

**Khabarovsk Branch.** Branch manager: Gleb E. Klimenko. Main office: 10 Dikopoltseva Street, 680013 Khabarovsk, Russia. (4212) 21 2252
Cash office: 43 Dzerzhinskogo Street, 680000 Khabarovsk, Russia. (4212) 74 7833

**Krasnodar Branch.** Branch manager: Irina G. Choudinova. Main office: 324 Severnaya Street, 350000 Krasnodar, Russia. (8612) 64 3370
Cash office: 60 Rashpilevskaya Street, 350000 Krasnodar, Russia. (8612) 53 3386

**Magadan Branch.** Branch manager: Alexandra A. Ousacheva. Main office: 3 Portovaya Street, 685024 Magadan, Russia. (41322) 2 2811

**Makhachkala Branch.** Branch manager: Natalia B. Pavlova. Main office: 4 Pushkina Street, Makhachkala, 367012 Republic of Dagestan, Russia. (8722) 67 8459

**Murmansk Branch.** Branch manager: Valery F. Lysenkov. Main office: 110a Kolsky Prospekt, 183008 Murmansk, Russia. (8152) 56 5624
Additional office: 47 Polarniye Zori Street, 183025 Murmansk, Russia. (8152) 23 2459

**Nadym Branch.** Branch manager: Galina V. Danilova. Main office: 10 Zvereva Street, 629736 Nadym, Yamalo Nenetsky Autonomous District, Russia. (34595) 3 3991

**Nizhny Novgorod Branch.** Branch manager: Vadim V. Nigritski. Main office: 9a Strazhey Revolutsii Street, 603014 Nizhny Novgorod, Russia. (8312) 74 2148

**Novorossiysk Branch.** Branch manager: Igor L. Yevteyev. Main office: 47b Kounikova Street, 353900 Novorossiysk, Krasnodar Krai, Russia. (8617) 23 5665

**Petrozavodsk Branch.** Branch manager: Valery P. Volkhov. Main office: 15 Andropova Street, P.O. Box 29, 185028 Petrozavodsk, Republic of Karelia, Russia. (8142) 77 9858

**Rostov Branch.** Branch manager: Liubov D. Bakholdina. Main office: 97 Boudenovski Prospect, 344011 Rostov-on-Don, Russia. (8632) 44 2753

**St. Petersburg Branch.** Branch manager: Vladimir V. Gladchenko. Main office: 60, 9th Line, Vasilievsky Ostrov, 199004 St. Petersburg, Russia. (812) 328 0068

**Saransk Branch.** Branch manager: Sergey V. Naumkin. Main office: 99 Gagarina Street, 430027 Saransk, Republic of Mordovia, Russia. (8342) 33 5025

**Stavropol Branch.** Branch manager: Gennady Z. Zatykian. Main office: 3/1a Karl Marx Prospect, 355008 Stavropol, Russia. (8652) 28 2222

**Volgodonsk Branch.** Branch manager: Alexey D. Petrakov. Main office: 38a Velikoy Pobedy Boulevard, 347340 Volgodonsk, Rostov-on-Don Region, Russia. (86392) 2 8175
Additional offices: 60 Lenina Street, 347360 Volgodonsk, Rostov-on-Don Region, Russia. (86392) 2 0457
21 Stroiteley Street, 347382 Volgodonsk, Rostov-on-Don Region, Russia, (86392) 5 5156
19 Lenina Street, 347320 Tsimlyansk, Rostov-on-Don Region, Russia (86391) 2 1565

**Volgograd Branch.** Branch manager: Natalia I. Shabounina. Main office: 11 Nevskaya Street, 400087 Volgograd, Russia. (8442) 32 1253
Additional offices: 97 Lenina Prospect, 404120 Volzsky, Volgograd Region, Russia. (8443) 27 6036
2 Pavshykh Boytsov Square, 400066 Volgograd, Russia. (8442) 33 0777

**Yaroslavl Branch.** Branch manager: Aleksandr S. Khabarin. Main office: 2, Block 2, Pushkina Street, 150000 Yaroslavl, Russia. (0852) 72 7635

**Yekaterinburg Branch.** Branch manager: Tatiana V. Bakounova. Main office: 104 Khokhriakova Street, 620144 Yekaterinburg, Russia. (3432) 22 0462
Additional office: 18 Geroev Truda Street, 623704 Berezovsky, Sverdlov Region, Russia. (34369) 3 0170

## Shares of the Bank

| Share class | Type of issue | State registration number | Face value |
|---|---|---|---|
| Ordinary shares | Documentary | 10101439B | RUR 10 |
| Preference shares with fixed dividend | Documentary | 10201439B | RUR 1 |
| Convertible preference shares | Book-entry | 10311439B | RUR 10 |

There have been 15 share issues since the beginning of the Bank's activity. A total of 11,248,753 Ordinary shares (face value RUR 10 each), 12,945,050 Preference shares with fixed dividend (face value RUR 1 each) and 1,999,941 Convertible preference shares (face value RUR 10 each) have been placed among domestic and foreign investors.

## American Depositary Receipts

The ordinary shares of the Bank are available on the international capital market in the form of American Depositary Receipts (ADRs), each ADR representing one ordinary share. ADRs were issued by the Bank of New York under a sponsored Level I Depositary Receipt programme. 550,000 ADRs were outstanding at 31 December 2001, corresponding to 3.78% of the Bank's share capital.

## Trading Markets

| Name of market | Share class | Traded since |
|---|---|---|
| Russian Trading System (RTS) | Ordinary shares | May 1997 |
| | Preference shares with fixed dividend | July 1997 |
| National Quotation System | Ordinary shares | October 2000 |
| | Preference shares with fixed dividend | October 2000 |
| | Convertible preference shares | October 2000 |
| Moscow Interbank Foreign Currency Exchange (MICEX) | Ordinary shares | February 1998 |
| | Preference shares with fixed dividend | February 1998 |
| Berlin Stock Exchange | Level I American Depositary Receipts | July 1997 |
| Frankfurt Stock Exchange | Level I American Depositary Receipts | August 1997 |
| Stuttgart Stock Exchange | Level I American Depositary Receipts | November 2000 |

## Transfer of shares

All the Bank's shares are registered shares. Instructions concerning transfers of ownership rights, change of address and other shareholders' details must be submitted to the Transfer Agent and Registrar or authorized Depositary.

## Transfer Agent and Registrar

**OAO Avista Specialized Registrar**
Licence # 01092 granted by the Federal Commission for the Securities Market on 8 August 1996
Legal address: 1 Gagarina Street, 142300 Chekhov, Moscow Region, Russia
Postal address: 7/4, Building 6, Louchnikov Pereulok, 103696 Moscow, Russia
Telephone: (7 095) 929 1861. Fax: (7 095) 929 1861

## Depositary for ADRs

**The Bank of New York**
620 Avenue of the Americas, 6th Floor, New York, NY 10011 USA
Telephone: (1 646) 885 3292. Fax: (1 646) 885 3043
Moscow Representative Office
17, Posledny Pereulok, Office 4, 103045 Moscow, Russia
Telephone: (7 095) 967 3110

## Custodian for ADRs

**ING Bank Eurasia ZAO**
Legal address: 31 Krasnaya Presnya Street, 123022 Moscow, Russia
Postal address: 31 Krasnaya Presnya Street, 123022 Moscow, Russia
Telephone: (7 095) 755 5400. Fax: (7 095) 755 5499

## Agent for ADRs

**C.T. Corporation Systems**
111 Eighth Avenue, New York, NY 10011 USA
Telephone: (1 212) 894 8570. Fax: (1 212) 894 8710

## Additional Information for Shareholders

**Vozrozdeniye Bank**
Founded in 1991 on the basis of a specialized state institution – the Moscow Regional Department of the Agroprombank of the USSR.
Registered by the Central Bank of the Russian Federation on 12 April 1991.
General banking licence # 1439.

## Founders of the Bank

Domodedovo Civil Aviation Company
Moskovsky Agro-Industrial Company
Belaya Dacha Agricultural Company
Tomilino Poultry Factory
Zhegalovo Agricultural Company
Ramensky Agro-Industrial Company
STUPEX Company
Mozhaisk Publishing and Printing Company
Mozhaisk Medical Instruments Industries
Volokolamsk Agro-Industrial Company
The Moscow Regional Consumer Co-operatives Union
Department of Agriculture of the Moscow Region Government
Employees of the Bank

## Information

The Bank's Statute, financial statements, the AGM's resolutions and other documentation may be inspected by shareholders at the offices of the Transfer Agent and Registrar.
Further information on the Bank can be found at: www.vbank.ru.
For more information about ADRs, please, visit The Bank of New York at: www.bankofny.com/adr.

## Independent Auditors

**PricewaterhouseCoopers Audit ZAO.**
License for banking audit No 0067 granted by the Central Certification and Licensing Commission of the Central Bank of the Russian Federation on 8 September 2000.

## Head Office

| | |
|---|---|
| Postal Address: | 7/4, Building 6, Luchnikov Pereulok, GSP 9, 103696 Moscow, Russia |
| Telephone: | (095) 929 1888 |
| Automated Information Sevice | (095) 777 0888 |
| Facsimile: | (095) 929 1999 |
| Telex: | 414680 VBNK RU |
| E-mail: | vbank@co.voz.ru |
| Website: | www.vbank.ru |
| Wapsite: | wap.vbank.ru |
| SWIFT: | VBNKRUMM |
| REUTER DEALING: | VOZM |
| SPRINT: | VOZROGD.MOSC/CEA |